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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

FOR SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

TIMBERLINE RESOURCES CORPORATION

(Name of Small Business Issuer in its Charter)

Idaho	to be assigned	82-0291227
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

36 West 16th Avenue Spokane, Washington	99203
(Address of principal executive offices)	(Zip Code)

Issuer’s Telephone Number: (509) 747-5225

Copies of Communications to:

Thomas E. Boccieri, Attorney at Law

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

Telephone: 201-983-2024

Fax: 201-265-6069

Securities to be registered under Section 12(b) of the Act:

Title of each class

Name of each exchange on which

to be so registered

each class is to be registered

N/A

N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of Class)

SEC 2336  (11-03)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table of Contents

  PART I
    ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.
    ITEM 3.  DESCRIPTION OF PROPERTY.
    ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
    ITEM 6.  EXECUTIVE COMPENSATION.
    ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
    ITEM 8.   DESCRIPTION OF SECURITIES.
  PART II
    ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.
    ITEM 2.  LEGAL PROCEEDINGS.
    ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
    ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
    ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
    ITEM 1.  INDEX TO EXHIBITS
    Item 2.   Description of Exhibits

PART I

PRELIMINARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements, which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" on pages 19 to 25, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

2

TABLE OF CONTENTS

PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

4

GENERAL

4

THE GOLD MARKET

5

THE SILVER MARKET

6

THE COPPER MARKET

6

GLOSSARY OF CERTAIN MINING TERMS

7

THE MINERAL EXPLORATION PROCESS

17

RISK FACTORS

19

ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

26

ITEM 3.  DESCRIPTION OF PROPERTY.

27

Idaho Copper-Silver Property

27

The Snowstorm Prospect (Snowshoe Agreement)

29

The Snowstorm Prospect (Western Goldfields Agreement)

30

Nevada Properties

31

Olympic Mine Prospect

32

SUN, PAC, HD and ACE Prospects

34

Downeyville (DOW) Prospect

38

Idaho Gold Properties

39

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

                OWNERS AND MANAGEMENT.

42

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

44

ITEM 6.  EXECUTIVE COMPENSATION.

46

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

48

ITEM 8.  DESCRIPTION OF SECURITIES.

49

PART II

50

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY

                AND OTHER SHAREHOLDER MATTERS.

50

ITEM 2.  LEGAL PROCEEDINGS.

52

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

52

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

52

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

56

PART F/S

58

PART III

78

ITEM 1.  INDEX TO EXHIBITS

78

Item 2.  Description of Exhibits

78

SIGNATURES

79

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

We were incorporated in the State of Idaho on August 28, 1968 under the name Silver Crystal Mines, Inc., to engage in the business of exploring for precious metal deposits and advancing them toward production. We ceased exploration activities during the 1990s and became virtually inactive. In December 2003, an investor group purchased 80% of the issued and outstanding common stock from the then-controlling management team. In January 2004, we affected a one-for-four reverse split of our issued and outstanding shares of common stock and increased our authorized common stock to 100,000,000 with a par value of $.001. Unless otherwise indicated, all references herein to shares outstanding and share issuances have been adjusted to give effect to the aforementioned stock split. On February 2, 2004, the name of the company was changed to Timberline Resources Corporation (“Timberline” or the “Company”). Since the reorganization of the Company, we have been in an exploration stage evaluating, acquiring and exploring mineral prospects with potential for economic deposits of gold, silver and copper.

Our Objective

We are a mineral exploration company. Mineral exploration is essentially a research activity that does not produce a product. Successful exploration often results in increased project value that can be realized through the optioning or selling of the claimed site to larger companies. As such, we acquire properties, which we believe have potential to host economic concentrations of minerals, particularly gold, silver and copper. These acquisitions have and may take the form of unpatented mining claims on federal land, or leasing claims, or private property owned by others. We will perform basic geological work to identify specific drill targets on the properties, and then collect subsurface samples by drilling to confirm the presence of mineralization. We may enter into joint venture agreements with other companies to fund further exploration work. It is our plan to focus on assembling a high quality group of early to mid-stage mineral (gold, silver and copper) exploration prospects, using the experience and contacts of the management group. Acquired projects will either have some prior exploration history or will have strong similarity to a recognized geologic ore deposit model. Geographic emphasis will be placed on the western United States, generally, and the mineral-rich states of Nevada and Idaho, particularly, where the benefits of mining are recognized and encouraged.

The focus of our activity has been to acquire properties that we believe to be undervalued; including those that we believe to hold previously unrecognized mineral potential. Properties have been acquired through the location of unpatented mining claims (which allow the claimholder the right to mine the minerals without holding title to the property), or by negotiating lease/option agreements. Management has abundant experience in staking and filing unpatented mining claims and in negotiating and preparing mineral lease agreements. This expertise has been used in assembling the Company’s property portfolio.

Basic geologic fieldwork has been used to evaluate the acquired properties. The geologic potential and ore deposit model has been defined and specific drill targets identified on the majority of the Company’s properties.  See “Summary of the Exploration Projects” in Item 3, below.

Properties deemed to be of higher risk or those that would require very large exploration expenditures have been presented to larger companies for joint venture. At prospects where drilling costs are reasonable and the likelihood of success seems favorable, the Company will undertake its own drilling. The strategy is intended to maximize the abilities and skills of the management group, conserve capital, and provide superior leverage for investors.

THE GOLD MARKET

Since bottoming near $250 per ounce in 2001, the gold price has risen steadily for the last few years, reaching a 16-year high above $450 per ounce in late-2004. Through the first half of 2005, gold has traded in a fairly narrow price range between roughly $410 and $450 per ounce. The rise of the gold price in recent years is widely considered to reflect a relative decline of the U.S. dollar to other foreign currencies along with general strength in commodity prices.

According to GFMS (Gold Fields Mineral Services), world gold supply in 2004 came primarily from mine output at 2,464 metric tons (down 5% from 2003), scrap at 828 metric tons (down 12%) and official sector (governments and central banks) sales at 478 metric tons (down 22%). World gold demand in 2004 was driven by fabrication demand (jewelry and industrial) at nearly 3,021 metric tons (up 5% from 2003), with investment demand (including Exchange Traded Funds, or ETFs) far behind at 475 metric tons (up 43%). Producer de-hedging added 442 metric tons of effective demand for gold (up 58%).

The outlook for 2005 mine production is for it to rebound from 2004, though not to 2003 levels. Although the average gold price was up $46 in 2004 over 2003, producer costs rose by an average of $29, reflecting sharply increased energy costs and other side effects of a weaker U.S. dollar. Central bank dishoarding continued its decline in 2004, although it did rise sharply late in that year and into early 2005.

Jewelry and investment demand for physical gold continues to strengthen in rapidly developing areas of Asia, while it continues to soften in much of the western world. However, the introduction of ETFs has greatly increased institutional investment interest in gold. Producer de-hedging continues to contribute significantly to the demand side, a trend that is expected to continue.

Some market analysts have forecast that gold production will begin to fall, perhaps dramatically, in coming years due to a lack of investment in gold exploration beginning in the late-1990s. If there are not enough new projects in the development pipeline to replace currently producing mines that will inevitably exhaust themselves in coming years, it will likely put upward pressure on the gold price.

Simultaneously, some market analysts believe that massive deficits in both the federal budget and foreign trade will continue to pressure the U.S. dollar for the foreseeable future. A weaker U.S. dollar is likely to result in higher dollar-denominated prices of gold and other commodities, as has been the case for the last several years. Furthermore, with oil prices at all-time highs exceeding $60 per barrel, the gold-oil ratio is also trading at all-time lows, suggesting that gold may be currently undervalued on a relative basis.

THE SILVER MARKET

After failing to participate in an unfolding precious metal bull market for over two years, silver finally broke out of its long-term trading range in late-2003, with its price soaring to over $8 per ounce before settling into its current trading range near $7 per ounce. Prior to its breakout, silver had been basing consistently below $6 per ounce since the late-1980s and had spent most of the years 2000 through 2003 comfortably below $5 per ounce, even as other metals, including historically well-correlated gold, had strong and sustained rallies during that period. The average silver price in 2004 was $6.66, a 36% increase from the 2003 average of $4.88 and a 17-year high.

According to The Silver Institute, world silver supply in 2004 came primarily from mine output at 19,731 metric tons (up 4% from 2003), scrap at 5,633 metric tons (down 1%) and government sales at 1,920 metric tons (down 30%). World silver fabrication demand (including coins) in 2004 was 26,023 metric tons (down 2% from 2003), its lowest level since 1998. However, the fact that demand did not tail off more significantly in response to the sharp silver price increase is considered a sign of underlying strength by many market observers. In 2004, total fabrication demand outstripped silver supply from mines and scrap sources for the 14th consecutive year.

The increase in 2004 silver production was led by primary silver mines, not gold or base metal mines where silver is produced as a by-product. Global production is expected to remain fairly stable through 2005 before accelerating in 2006. Scrap supply has diminished in recent years largely due to a decrease in photographic demand and a drop in subsequent recycling. Supply from government offloading has decreased as well, led by a reduction in sales by the Chinese.

Silver use in photography declined for a fifth consecutive year, while jewelry and silverware demand fell to 9-year lows. On the other hand, industrial demand was up strongly as new uses for silver continue to be developed, particularly in the biocide and electronics industries.  Silver use in coinage was up 15%. The expected listing of an ETF for silver in 2005 is expected to spur an increase in institutional investment interest, as has happened recently with gold.

Despite chronic silver supply deficits dating back to the early-1990s, the key driver in the recent price surge has not originated with physical silver, but in the futures markets. Trading by hedge funds and commodity traders has dominated the silver market in recent years with interest and volume increasing considerably. Some market analysts believe that the trend toward increased investment interest in silver is likely to continue, so long as general interest in commodities remains strong and the U.S. dollar remains under pressure.

THE COPPER MARKET

After bottoming out just above $0.60 per pound in early-1999 and successfully retesting that level again in late-2001, the copper price began a strong uptrend that has taken it above the $1.60 level in recent trading. Following a consolidation just below $0.80 per pound in 2002 and most of 2003, the copper price soared in late 2003 to reach $1.40 per pound in early-2004. It has since formed an upward channel between roughly $1.20 and $1.60 per pound, trading at levels not seen since the late-1980s.

Copper, along with other base metals, has seen its price benefit greatly by tremendous demand increases in China and other Asian countries against a backdrop of the strongest global economic growth in decades. Recent strong demand has led to shortages in base metal inventories, reflecting a lack of investment in mining during extended periods of low metal prices since the late-1990s. Besides supply and demand issues, hedge funds and other speculators are widely viewed as having influenced base metals prices higher in recent years.

Many market analysts forecast that the markets for copper and other base metals will cool off in coming years as expectations include softening global demand and increased mine production. A reversal in copper price trends is likely to be mirrored by hedge fund activity as well.

GLOSSARY OF CERTAIN MINING TERMS

ADIT:

An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

ALTERATION:

Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.

ASSAY:

A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

BACKFILL:

Waste material used to fill the void created by mining an orebody.

BALL MILL:

A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

BASE METAL:

Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).

BEDDING:

The arrangement of sedimentary rocks in layers.

BRECCIA:

A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

BULK MINING:

Any large-scale, mechanized method of mining involving many thousands of tons of ore being brought to surface per day.

CHANNEL

SAMPLE:

A sample composed of pieces of vein or mineral deposit that have been cut out a small trench or channel, usually about ten centimeters wide and two centimeters deep.

CHUTE:

An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

COMMERICALLY

MINEABLE

ORE BODY:

A mineral deposit that contains ore reserves that may be mined economically.

CONE CRUSHER:

A machine that crushes ore between a gyrating cone or crushing head and an inverted, truncated cone known as a bowl.

CONCENTRATE:

A fine, powdery product of the milling process containing a high percentage of valuable metal.

CONTACT:

A geological term used to describe the line or plane along which two different rock formations meet.

CORE:

The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CROSSCUT:

A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody.

CUT-AND-FILL:

A method of stoping (an activity of extracting ore underground) in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

DECLINE:

An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in an upward or downward spiral, much the same as a spiral staircase.

DEVELOPMENT:

Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

DEVELOPMENT

DRILLING:

Drilling to establish accurate estimates of mineral reserves.

DIAMOND DRILL:

A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

DILUTION:

Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

DIP:

The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

DISSEMINATED

ORE:

Ore carrying small particles of valuable minerals spread more or less uniformly through the hose rock.

DORE:

Unparted gold and silver poured into molds when molten to form buttons or bars. Further refining is necessary to separate the gold and silver.

DRIFT:

A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.

DRILL-INDICATED

RESERVES:

The size and quality of a potential orebody as suggested by widely spaced drill holes; more work is required before reserves can be classified as probable or proven.

DUE DILIGENCE:

The degree of care and caution required before making a decision; loosely, a financial and technical investigation to determine whether an investment is sound.

ENVIRONMENTAL

IMPACT STUDY:

A written report, compiled prior to a production decision that examines the effects proposed mining activities would have on the natural surroundings.

EPITHERMAL

DEPOSIT:

A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals, or, more rarely, base metals.

EXPLORATION:

Work involved in searching for ore, usually by drilling or driving a drift.

FACE:

The end of a drift, crosscut or stope (underground opening from which ore is extracted) in which work is taking place.

FISSURE:

An extensive crack, break or fracture in rocks.

FLOAT:

Pieces of rock that have been broken off and moved from their original location by natural forces such as frost or glacial action.

FLOTATION:

A milling process in which valuable mineral particles are induced to become attached to bubbles and float, and others sink.

FOOTWALL:

The rock on the underside of a vein or ore structure.

FRACTURE:

A break in the rock, the opening of which allows mineral bearing solutions to enter. A “cross-fracture” is a minor break extending at more-or-less right angles to the direction of the principal fractures.

FREE MILLING:

Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resort to pressure leaching or other chemical treatment.

GEOPHYSICAL

SURVEY:

Indirect methods of investigating the subsurface geology using the applications of physics including electric, gravimetric, magnetic, electromagnetic, seismic, and radiometric principles.

GRAB SAMPLE:

A sample from a rock outcrop that is assayed to determine if valuable elements are contained in the rock. A grab sample is not intended to be representative of the deposit, and usually the best-looking material is selected.

GRADE:

The average assay of a ton of ore, reflecting metal content.

HANGINGWALL:

The rock on the upper side of a vein or ore deposit.

HEAD GRADE:

The average grade of ore fed into a mill.

HIGH GRADE:

Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

HOST ROCK:

The rock surrounding an ore deposit.

INTRUSIVE:

A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

LAGGING:

Planks or small timbers placed between steel ribs along the roof of a stope or drift to prevent rocks from falling, rather than to support the main weight of the overlying rocks.

LEVEL:

The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 meters or more apart.

LIMESTONE:

A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

LODE:

A mineral deposit in solid rock.

METAMORPHIC

ROCKS:

Rocks which have undergone a change in texture or composition as the result of heat and/or pressure.

MILL:

A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to affect recovery of the pure metal.

MILLING ORE:

Ore that contains sufficient valuable mineral to be treated by the milling process.

MINEABLE

RESERVES:

Ore reserves that are known to be extractable using a given mining plan.

MINERAL:

A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

MINERAL

RESERVE:

The economically mineable part of a measured or indicated mineral resource. Appropriate assessments, often called feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. These assessments demonstrate, at the time of reporting, that extraction is reasonably justified. Mineral reserves are sub-divided, in order of increasing confidence, into probable and proven categories. A probable reserve is the economically mineable part of an indicated (and in certain circumstances, measured) resource. A proven reserve is the economically mineable part of a measured resource.

MINERAL

RESOURCE:

A deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such grade or quality that extraction of the material at a profit is currently or potentially possible. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.  An inferred resource designation comes from limited sampling data insufficient for verification of deposit quantity and quality, but it is usually supported by limited geological, geochemical and geophysical data. An indicated resource designation comes from sampling data spaced closely enough to allow certain assumptions of deposit quantity and quality and to clearly establish its mineral content. Finally, a measured resource designation comes from sampling data spaced closely enough to allow confirmation of deposit quantity and quality and to allow a preliminary evaluation of the economic viability of the deposit.

MINERALIZED

MATERIAL OR

DEPOSIT:

A mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude economic feasibility.

MINERALIZATION:

The presence of economic minerals in a specific area or geological formation.

MUCK:

Ore or rock that has been broken by blasting.

NATIVE METAL:

A metal occurring in nature in pure form, uncombined with other elements.

NET PROFIT

INTEREST:

A portion of the profit remaining after all charges, including taxes and bookkeeping charges (such as depreciation) have been deducted.

NET SMELTER

RETURN:

A share of the net revenues generated from the sale of metal produced by a mine.

OPEN PIT:

A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

ORE:

Material that can be mined and processed at a positive cash flow.

ORE PASS:

Vertical or inclined passage for the downward transfer of ore connecting a level with the hoisting shaft or a lower level.

OREBODY:

A natural concentration of valuable material that can be extracted and sold at a profit.

ORE RESERVES:

The calculated tonnage and grade of mineralization which can be extracted profitably; classified as possible, probable and proven according to the level of confidence that can be placed in the data.

ORESHOOT:

The portion, or length, of a vein or other structure, that carries sufficient valuable mineral to be extracted profitably.

OXIDATION:

A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

PARTICIPATING

INTEREST:

A company’s interest in a mine, which entitles it to a certain percentage of profits in return for putting up an equal percentage of the capital cost of the project.

PATENT:

The ultimate stage of holding a mineral claim in the United States, after which no more assessment work is necessary because all mineral rights have been earned.

PATENTED

MINING CLAIM:

A parcel of land originally located on federal lands as an unpatented mining claim under the General Mining Law, the title of which has been conveyed from the federal government to a private party pursuant to the patenting requirements of the General Mining Law.

PILLAR:

A block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

PORPHYRY:

Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine- grained ground mass.

PRECAMBRIAN

SHIELD:

The oldest, most stable regions of the Earth’s crust, the largest of which is the Canadian Shield.

PROSPECT:

A mining property, the value of which has not been determined by exploration.

PROVEN AND

PROBABLE MINERAL

RESERVES:

Reserves that reflect estimates of the quantities and grades of mineralized material at a mine which the Company believes could be recovered and sold at prices in excess of the cash cost of production. The estimates are based largely on current costs and on projected prices and demand for such mineralized material. Mineral reserves are stated separately for each such mine, based upon factors relevant to each mine. Proven and probable mineral reserves are based on calculations of reserves provided by the operator of a property that have been reviewed but not independently confirmed by the Company. Changes in reserves represent general indicators of the results of efforts to develop additional reserves as existing reserves are depleted through production. Grades of ore fed to process may be different from stated reserve grades because of variation in grades in areas mined from time to time, mining dilution and other factors. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

PROBABLE

RESERVES:

Resources for which tonnage and grade and/or quality are computed primarily from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

PROVEN

RESERVES:

Resources for which tonnage is computed from dimensions revealed in outcrops, trenches, workings or drill holes and for which the grade and/or quality is computed from the results of detailed sampling. The sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. The computed tonnage and grade are judged to be accurate, within limits, which are stated, and no such limit is judged to be different from the computed tonnage or grade by more than 20%.

QUALIFIED

PERSON:

A qualified person must make resource and reserve designations. A qualified person is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities, or project assessment, or any combination thereof, including experience relevant to the subject matter of the report and is a member in good standing of a self-regulatory organization.

RAISE:

A vertical or inclined underground working that has been excavated from the bottom upward.

RAKE:

The trend of an orebody along the direction of its strike.

RECLAMATION:

The restoration of a site after mining or exploration activity is completed.

RECOVERY:

The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

RESERVES:

That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of “Ore” when dealing with metalliferous minerals.

RESOURCE:

The calculated amount of material in a mineral deposit, based on limited drill information.

ROCKBOLTING:

The act of supporting openings in rock with steel bolts anchored in holes drilled especially for this purpose.

ROTARY DRILL:

A machine that drills holes by rotating a rigid, tubular string of drill rods to which is attached a bit. Commonly used for drilling large-diameter blast holes in open pit mines.

ROYALTY:

An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per ton or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

SAMPLE:

A small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

SECONDARY

ENRICHMENT:

Enrichment of a vein or mineral deposit by minerals that have been taken into solution from one part of the vein or adjacent rocks and redeposited in another.

SHAFT:

A vertical or steeply inclined excavation for the purpose of opening and servicing a mine. It is usually equipped with a hoist at the top that lowers and raises a conveyance for handling personnel and materials.

SHEAR OR

SHEARING:

The deformation of rocks by lateral movement along numerous parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

SHRINKAGE

STOPING:

A stoping method which uses part of the broken ore as a working platform and as support for the walls of the stope.

SIDERITE:

Iron carbonate, which when pure, contains 48.2% iron; must be roasted to drive off carbon dioxide before it can be used in a blast furnace.  (Roasted product is called sinter.)

SKARN:

Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolomite formation.

SPHALERITE:

A zinc sulfide mineral; the most common ore mineral of zinc.

STEP-OUT

DRILLING:

Holes drilled to intersect a mineralized horizon or structure along strike or down dip.

STOCKPILE:

Broken ore heaped on the surface, pending treatment or shipment.

STOPE:

An underground excavation from which ore has been extracted either above or below mine level.

STRATIGRAPHY:

Strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.

STRIKE:

The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

STRINGER:

A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

STRIPPING RATIO:

The ratio of tons removed as waste relative to the number of tons of ore removed from an open pit mine.

SUBLEVEL:

A level or working horizon in a mine between main working levels.

SULFIDE:

A compound of sulfur and some other element.

TAILINGS:

Material rejected from a mill after more of the recoverable valuable minerals have been extracted.

TAILINGS POND:

A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

TREND:

The direction, in the horizontal plane, or a linear geological feature (for example, an ore zone), measured from true north.

TROY OUNCE:

Unit of weight measurement used for all precious metals. The familiar 16-ounce avoirdupois pound equals 14.583 Troy Ounces.

UNPATENTED MINING

CLAIM:

A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode-mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

VEIN:

A mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock.

WASTE:

Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

WINZE:

An internal shaft.

THE MINERAL EXPLORATION PROCESS

Overview of the Mineral Exploration Process

Mineral exploration is the first stage in the mining process.  Typically, it involves the following:

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The search for and location of a mineral deposit with mine development potential.

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The definition of the quantity, grade and continuity of the mineral deposit necessary for its classification as a mineral resource; and

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Demonstration (through feasibility study) of the commercial viability of the mineral resource necessary for its classification as a mineral reserve.

Mineral Deposit Location

The first step in the mineral exploration process is the search for and location of a mineral deposit with mine development potential. Management strategy involves the identification and exploration of prospects that have the potential to host economic or mineable ore deposits. An economically viable mineral deposit, or ore body, can be mined and refined at a profit. The goal of the Company will be to find an economically viable mineral deposit.

Mineral Resource Classification

Following the discovery of a prospective mineral deposit, initial geological data, or exploration information, is assembled for the purpose of providing sufficient geological assurance to justify further exploration work. When geological knowledge and confidence increase to a level at which a qualified person can estimate the deposit as “potentially mineable mineralization”, then it can be classified as a mineral resource. The initial designation of inferred resource is usually supported by a limited range of geological, geochemical, geophysical or other geo-scientific data. As confidence in its quantity and grade increases through continued exploration work, the resource can be upgraded from inferred to the indicated and measured categories.

Mineral Reserve Classification

The ultimate objective of mineral exploration is to demonstrate the commercial viability of a deposit sufficiently to advance it to the mine development and production stages. When a qualified person renders such an assessment, then a mineral resource can be classified as a mineral reserve.  This designation is supported by feasibility studies, which take into account “modifying factors” that determine commercial viability. These factors include consideration of the following.

MINING

ore extraction method (underground or open pit); underground mining factors (mining widths, ore dilution, cut-off grades); reserve estimates; mining sequence (or plan)

METALURGICAL

mineralization content (including “penalty elements”); processing method (milling or leaching); mineral separation methods and expected recovery rates; smelting & refining needs (if any); expected throughput rate

ECONOMIC

mining capital, labor, and energy costs; mining and processing costs; transportation costs; infrastructure maintenance costs; financing options and debt service costs; royalty payments; taxes; commodity market forecasts; revenue projections and cash flow analysis

REGULATORY/LEGAL

environmental regulations; water and land use issues; title assurance and property ownership issues; taxation, safety and other legislative issues, tailings disposal and reclamation; community support for the project

Competition

The mineral industry is intensely competitive in all its phases. We will compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

We must overcome significant barriers to enter into the business of mineral exploration as a result of our limited operating history. There can be no assurance that Timberline will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not have a material adverse effect on our business, financial condition and operating results.

Administrative Offices

Timberline currently maintains an office at 36 West 16th Avenue, Spokane, WA 99203.  The telephone number is (509) 747-5225. Our mailing address is P.O. Box 5034, Spokane, Washington 99205. We do not currently maintain any other office facilities, and do not anticipate the need for maintaining any additional office facilities at any time in the foreseeable future. Our president provides us with this office space at no charge.

Employees

Timberline is an exploration stage company and currently has no employees other than its officers and directors. Management expects to hire staff as necessary, and does not anticipate a need to engage any full-time employees until the business plan is applied.

Regulation

The Company’s activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation.  It is possible that future changes in these laws or regulations could have a significant impact on the Company’s business, causing those activities to be economically reevaluated at that time.

RISK FACTORS

An investment in an exploration stage mining company with no history of operations such as ours involves an unusually high amount of risk, both unknown and known, and present and potential, including, but not limited to the risks enumerated below.

Risks Associated With Mining

 All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business will fail. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is extremely remote; in all probability our mineral resource property does not contain any 'reserve' and any funds that we spend on exploration will probably be lost.

Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that they can be developed into producing mines and extract those resources. Both mineral exploration and development involve a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to do so. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Environmental hazards unknown to us, which have been caused by previous or existing owners or operators of the properties, may exist on the properties in which we hold an interest.

If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the resource, and our business could fail.

If we do discover mineral resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on our company.

Mineral prices are subject to dramatic and unpredictable fluctuations.

We expect to derive revenues, if any, from the eventual extraction and sale of precious and base metals such as gold, silver and copper. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of our exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely un-integrated. We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them. While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of gold and other mineral products. Therefore, we will likely be able to sell any gold or mineral products that we identify and produce.

We compete with many companies possessing greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Third parties may challenge our rights to our resource properties or the agreements that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

We cannot guarantee that the rights to explore our properties will not be revoked or altered to our detriment. The ownership and validity of mining claims and concessions are often uncertain and may be contested. Should such a challenge to the boundaries or registration of ownership arise, valuable time may be lost in resolving the disputes. There can be no assurance that any such disputes or challenges will be resolved in out favor. We are not aware of challenges to the location or area of any of the mining concessions and mining claims. There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future.

Risks Related To Our Company

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since our incorporation in 1968, we were inactive for many years prior to our takeover by present management and the commencement of our exploration stage both in January 2004. Since January 2004, we have not yet located any mineral reserve. As a result, we have not had any revenues from our operations since then. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do that we will be able to be able to be operated successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. During calendar year 2005, we expect to spend approximately $300,000** on the maintenance and exploration of our mineral properties and the operation of our company. We therefore expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

The fact that we have not earned any operating revenues since the commencement of our exploration stage in January 2004 (i.e. the time of the takeover by our new management team) raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.

We have not generated any revenue from operations since the commencement of our exploration stage and we anticipate that we will continue to incur operating expenses without revenues unless and until we are able to identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties. We had cash in the amount of $111,155 and $68,522 as of September 30, 2004 and June 30, 2005. Since the commencement of our exploration stage, we have raised equity financing of $679,000 pursuant to private placement offerings of our common stock. As at June 30, 2005, we had working capital of approximately $19,288. We believe that we will have to raise any additional funds to meet our currently budgeted operating requirements for the next 12 months. We have traditionally raised our operating capital from sales of equity, but there can be no assurance that we will continue to be able to do so. If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to occur, there is a substantial risk that our business would fail.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue employee/director/consultant options or if we issue additional shares to finance our operations.

We have not ever generated revenue from operations since the commencement of our exploration stage in January 2004. We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties. We may also in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

If we issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. There are also outstanding 500,000 common share purchase warrants and options granted that are exercisable into 412,500 common shares (only 110,000 that have vested as of the date of this report; 962,500 shares in total) which, if exercised, would represent approximately 14% of our issued and outstanding shares. If all of these warrants and options are exercised and the underlying shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

Earnings and Dividend Record

We have no earnings or dividend record. We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future. We do not generate any cash flow from operations and could not expect to do so in the foreseeable future.

Conflicts of Interest

Certain of our officers and directors may be or become associated with other businesses, including natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest, which they may have in any of our projects or opportunities. In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count. In determining whether or not we will participate in any project or opportunity, the director will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Dependence on Key Management Employees

The nature of our business, our ability to continue our exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel. Our development now and in the future will depend on the efforts of key management figures, such as Stephen Goss. The loss of any of these key people could have a material adverse effect on our business. We do not currently maintain key-man life insurance on any of our key employees.

Risks Associated With Our Common Stock

Because our common stock is traded only on the Pink Sheets, your ability to sell your shares in the secondary trading market may be limited.

Our common stock is traded only on the Pink Sheets. Consequently, the liquidity of our common stock is impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be different than might otherwise prevail if our common stock was quoted or traded on a national securities exchange such as the New York Stock Exchange, NASDAQ, or the American Stock Exchange. Although we plan to apply to have our common stock quoted on the National Association of Securities Dealer's OTC Bulletin Board, we cannot provide any assurance that our common stock will be traded on the OTC Bulletin Board or, if traded, that a public market will develop.

Our stock price has been volatile and your investment in our common stock could suffer a decline in value.

Our common stock is traded only on the Pink Sheets. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include price fluctuations of precious metals, government regulations, disputes regarding mining claims, broad stock market fluctuations and economic conditions in the United States.

From July 1, 2003 through August 5, 2005, the closing sales price of our stock has ranged from $0 ($0.35 since the new management group took over in February 2004) to $1.75. Our stock closed on August 5, 2005 at $0.45 per share.

Because we do not intend to pay any dividends on our common shares, investors seeking dividend income or liquidity should not purchase our shares.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock. We currently have no revenues and a history of losses, so there can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors, who currently do not intend to pay any dividends on our common shares for the foreseeable future.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations, which may limit a stockholder's ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Shares Eligible for Sale Could Depress the Market for Common Stock

Of our issued and outstanding shares of common stock, all but approximately 2,347,639 shares are “restricted securities” (4,918,486 shares are restricted as of 9/29/05). In general, Rule 144 of the Securities Act of 1933, as amended, a person, is entitled to sell restricted shares into the public market if at least one year has passed since the purchase of such shares from the issuer of an affiliate of an issuer, subject to the satisfaction of certain other conditions. A significant number of the “restricted” shares of our common stock outstanding have were purchased more than one year ago. Accordingly, those shares are eligible for sale into the public market. Sales of substantial amounts of those restricted shares, or even the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and could impair our ability to raise capital through an offering of our equity securities.

PLEASE READ THIS REGISTRATION STATEMENT CAREFULLY. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

OVERVIEW

We commenced our exploration stage in January 2004 with the change in the control the company, and we have not had any revenues and only losses since well before that time. Accordingly, a comparison of our financial information for accounting periods would likely not be meaningful or helpful in making an investment decision regarding our company. Our plan of operations for the next twelve months is to complete initial exploration programs on our mineral properties. We anticipate that this program will cost at least $350,000.

In addition, we anticipate spending over the next year $50,000 on professional fees, $25,000 on salaries and wages, $10,000 on travel costs, $15,000 on promotional expenses and $50,000 on other administrative expenses.

Total expenditures over the next 12 months are therefore expected to be at least $500,000. We will not be able to proceed with our exploration programs, or meet our administrative expense requirements, without additional financing.  We currently do not have a specific plan of how we will obtain such funding; however, we anticipate that additional funding will be in the form of equity financing from the sale of our common stock.

We may also seek to obtain short-term loans from our directors or principal shareholders. At this time, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock or through loans from our directors or principal shareholders to meet our obligations over the next twelve months. We do not have any arrangements in place for any future equity financing. These factors raise substantial doubt that the Company will be able to continue as a going concern. To the extent management’s plans are unsuccessful in circumventing the going concern uncertainty; the Company will cease all operations and no longer continue as a going concern.

Results of Operations for Year Ending September 30, 2004 and the Nine Months Ending June 30, 2005

We did not earn any revenues during the year ending March 31, 2004 nor during the nine-months ending June 30, 2005. We do not anticipate earning revenues until such time, if at all, that we have successful exploration results. We are presently in the exploration stage of our business.  We can provide no assurance that we will discover economic mineralization levels of minerals, or if such minerals are discovered, that we will enter into commercial production.

We incurred operating expenses in the amount of $515,344 for the fiscal year ended September 30, 2004, and $398,443 for the nine-months ended June 30, 2005.

Our net loss increased from $1,505 in fiscal 2003 to $513,344 in fiscal 2004 primarily due to a general increase in company activity since the takeover of the new management team and commencement of our exploration stage both in January 2004.

Our net loss increased from $163,628 during the nine-months ended June 30, 2004 to $398,443 during the nine-months ended June 30, 2005 primarily due to a general increase in company exploration activity.

We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities. For these reasons our auditors stated in their report that they have substantial doubt that we will be able to continue as a going concern.

At June 30, 2005, we had assets of $69,012 consisting of cash on hand in the amount of $68,522, and other assets of $490.

ITEM 3.  DESCRIPTION OF PROPERTY.

Timberline currently maintains an office at 36 West 16th Avenue, Spokane, WA 99203. The Company has been provided this office space by its President at no charge. The Company telephone number is (509) 747-5225. The Company mailing address is P.O. Box 5034, Spokane, WA 99205.

Summary of Exploration Prospects

As of June 30, 2005, Timberline had acquired mineral prospects to explore in Nevada, Idaho and Montana for target commodities of gold, silver and copper. The prospects are held by unpatented mining claims owned by the Company or through legal agreements conveying exploration and development rights to the Company.

Idaho Copper-Silver Property

The Snowstorm Prospect

On August 30, 2004, Timberline signed a Letter of Intent (“LOI”) with Hecla Mining Company (“Hecla”) to conduct exploration on ground controlled by Hecla in Shoshone County, Idaho. A formal Earn-In Agreement replaced the LOI on December 1, 2004. The formal Agreement covers an area of interest consisting of private mineral rights held by Hecla and unpatented lode mining claims staked by Timberline. Adjacent properties have since been added by Timberline through lease agreements with Snowshoe Mining Company (“Snowshoe”) and Western Goldfields, Inc. (“Western Goldfields”).

The project area features the historic Snowstorm Mine, a small but profitable operation from the early-1900s that produced 800,000 tons of ore averaging 4-percent copper and 6 ounces per ton (oz/t) silver.  Snowstorm mineralization occurred as disseminated copper and silver found in the same Revett quartzites that host the Troy, Rock Creek and Montanore deposits on the Montana Copper Sulfide Belt, but was of a much higher grade.  Available data indicates that the Snowstorm Prospect has the potential to host a world-class stratabound silver-copper deposit, similar to those found in western Montana.

The Snowstorm property lies in the southwest corner of the Montana Copper Sulfide Belt where it overlaps the northeast corner of the Coeur d'Alene Mining District, just north of Hecla’s Lucky Friday Mine.  Timberline’s geologic model for the project is that the mine represented the high-grade core of a much larger, steeply dipping zone of stratabound silver-copper mineralization.  Fieldwork by Timberline has identified a Troy-type, disseminated stratabound silver-copper target on the property with a mineralized horizon ranging from 30 to 60 feet in width, a known vertical extent of up to 2,700 feet and a possible strike length exceeding one mile.

Land Status

The Snowstorm property position includes over 700 acres of patented mineral rights held by Hecla and 725 acres of unpatented mining claims staked by Timberline. The property covered by the Agreement is detailed in an Exhibit that is included with this filing.

Geology

The Snowstorm horizon was recognized as a zone of stratabound disseminated copper and silver within the Revett Formation in the early 1880s. The Snowstorm Mine was in production from 1904 through 1915. Operations resumed briefly in 1925. Total production through 1915 was 795,786 tons of mostly copper carbonate ore with an approximate grade of 4% copper and 6 oz/ton silver.

The mineralized horizon at the Snowstorm Mine is located on a steeply dipping, almost vertical, limb of the Granite Peak Syncline. The Snowstorm horizon was discovered in outcrop, and subsequently developed with four adits, each driven at lower elevations, to access the nearly vertical ore-bearing horizon. The mineralized horizon appeared to be faulted out or displaced near the lowest adit.

Rocks of the Revett Formation host the Snowstorm occurrence, which is one of three formations making up the Ravalli Group of the Belt Supergroup of metasedimentary Middle Proterozoic rocks. Belt Supergroup rocks occupy a large portion of the Inland Northwest and southeastern British Columbia and include from oldest to youngest, the Lower Belt, the Ravalli Group, the Middle Belt carbonates, and the Missoula Group.

The Snowstorm mineralized horizon lies at the base of the Upper Revett sub-member on the east limb of the Granite Peak Syncline, a broad asymmetrical warp with a 7-mile axial plane beginning at Granite Peak on the north and truncating against the NW-trending Deadman Shear Zone on the south. The west limb is generally steeper than the east limb. The fold axis plunges to the south where rocks of the Wallace Formation occupy the center of the fold.

Exploration History

Exploration work has been conducted in the project area for decades. U.S. Borax conducted a program focusing on the nearby Military Gulch area during the 1980s. Later, Silver Mountain Lead Mines, The Bunker Hill Company, and Hecla held the project area and also conducted significant exploration. Timberline has obtained access to most of this data, which represents hundreds of thousands of dollars worth of work and indicates strong potential for strata-bound copper-silver mineralization in the project area.  This data has been reviewed and assembled to aid in the development of the summer 2005 exploration program.

Work Plan

The 2005 work plan will focus on more detailed mapping of the mineralized horizon, followed by diamond drilling. The drilling will be conducted near the Snowstorm workings; both to confirm the grade reported by Hecla and to upgrade inferred mineralized tonnages to higher levels of confidence. Drilling near the Missoula adits will be conducted to define the zone at that location. In-fill drilling between the Snowstorm and Missoula workings will be conducted to confirm continuity of the mineralized horizon. Because of the great lateral extent of the known Revett-hosted disseminated deposits, relatively few holes should be sufficient to indicate the presence of a continuous mineralized zone. The Company estimates that execution of the first phase of this plan will cost approximately $200,000 that has been raised through a loan from a Director and outside equity financing. Timberline intends to complete this work by the end of October of 2005.  Additional exploration drilling will be required if the initial program is successful.  This additional drilling is expected to cost at least $500,000. Subsequent programs may involve Hecla Mining Company as a joint venture partner, if Hecla elects to participate in the venture after the Company’s initial $250,000 exploration expenditure is completed.

Agreement Summary

The Earn-In Agreement calls for Timberline to make exploration expenditures of $250,000 prior to April 30, 2007 to earn a 49% interest in the project from, Hecla. After the initial program is completed and Timberline has fulfilled its work commitment, which is expected to occur by October 2006, Timberline will prepare a report with recommendations and a proposal for a second-phase program. Hecla then has the option to enter into a joint venture agreement and participate in further exploration, or withdraw from the project and retain a 4% Net Smelter Return (NSR) royalty on any production from the project’s Area of Interest.

The Snowstorm Prospect (Snowshoe Agreement)

Timberline has entered into a Mineral Lease Agreement with Snowshoe for additional ground adjacent to the Snowstorm project area.

Land Status

The property subject to the Snowshoe Agreement includes the patented claims of Mineral Survey 2224. These claims encompass an area of approximately 76 acres, and lie west of the Snowstorm claims owned by Hecla.

Geology

The geology of the Snowshoe property is similar to the adjacent Snowstorm claims.  The Snowstorm geology is described above.

Exploration History

Prior to 1950, two adits were driven on the Snowshoe property in a northwesterly direction, apparently targeting the Snowstorm horizon. No high-grade mineralization was intercepted in these adits, and no production is recorded from these workings.

In the early 1990s, Hecla drilled a single hole on the Snowshoe property to a depth of approximately 1,300 feet. A review of available data indicates that the hole likely failed to intercept the mineralized horizon because a fault zone offset it.

Work Plan

The Snowshoe Adit dumps were sampled by Timberline during the summer of 2005, resulting in the recovery of mineralized rocks with disseminated ore grade copper and silver. A diamond drill hole to test the Snowstorm horizon in the vicinity of the Snowshoe workings is planned for 2005. With core drilling costs of approximately $30 per foot and proposed holes projected to be less than 300 feet to intersect the targeted rock unit, drilling costs should be less than $10,000. Additional costs will be incurred for building a short spur road to the drill site. Cost estimates for completing this work plan are less than $50,000. Timberline intends to complete the drilling by approximately October 30, 2006.

Agreement Summary

The Snowshoe Agreement calls for an initial payment of $8,000, which has been made. Annual payments escalate to $15,000 by May 2009, and remain at that level during the duration of the Agreement. A 3% NSR royalty is payable to Snowshoe from any production from the Snowshoe claims. Hecla elected to include the Snowshoe claims within the Area of Interest, and will consequently receive a 1% NSR royalty on any production from the Snowshoe property, if Hecla withdraws from the joint venture. A work commitment of $10,000 annually is required under the Snowshoe Agreement. The work may be performed on or for the benefit of the Snowshoe claims.

The Snowstorm Prospect (Western Goldfields Agreement)

Timberline has entered into a Mineral Lease Agreement with Western Goldfields for additional ground adjacent to the Snowstorm project area. These claims cover nearly a mile of projected horizon strike length and potentially host the truncated lower portion of the Snowstorm ore body.

Land Status

Western Goldfields owns 16 unpatented lode-mining claims, known as the “SB” claims, located within the Snowstorm project area. The majority of these claims (13) are located east of and adjacent to the Snowstorm Mine claims held by Hecla. The remaining three claims are near the National Tunnel, at the western end of the project area.  The Western Goldfields claims cover approximately 300 acres.

Geology

The geology of the Western Goldfields property is similar to the adjacent Snowstorm claims.  The Snowstorm geology is described above.

Exploration History

Limited mapping and sampling has been conducted on the Western Goldfields claims. Timberline has obtained soil sampling data from prior exploration work, which shows anomalous copper and silver values on the claims.

Work Plan

Exploration on the Western Goldfields claims will be incorporated into the larger Snowstorm work plan. Initial work will concentrate on further mapping and sampling to define the Snowstorm horizon on the property, with drilling ultimately necessary to confirm its presence and its grade.  Cost estimates for completing this work plan are $100,000, which the Company intends to raise through outside equity financing. Subject to available financing, Timberline estimates that this work plan could be completed by October 30, 2007.

Agreement Summary

A Letter of Intent (LOI) was signed with Western Goldfields effective April 1, 2005. The LOI calls for an initial payment of $2,000 plus 50,000 shares of Timberline common stock. A total of 325,000 additional shares of stock will be issued to Western Goldfields, if the Agreement extends to April 1, 2008. The Agreement also gives Western Goldfields the option to purchase up to 250,000 Timberline shares at a price of $0.65 per share, through April 1, 2008.

A royalty of 2% of the NSR will be paid to Western Goldfields on any production from the claims.

The Formal Agreement was signed on September 1, 2005. The Agreement incorporated all the terms of the LOI, with the exception of the initial payment, which was increased to $4,000 to reimburse Western Goldfields for the 2005 claim maintenance fees to the Bureau of Land Management (BLM), which were paid by Western Goldfields.

Nevada Properties

The Company controls six claim groups along the Walker Lane Mineral Belt in Nye and Mineral Counties, Nevada, all within a 15-mile radius of Paradise Peak Mine. These properties constitute a project area that can be worked concurrently, reducing drill mobilization and other exploration costs. The geology and exploration model for five of the claim groups is a volcanic-hosted, epithermal gold deposit. The sixth prospect is a distal skarn-type gold-silver-lead-zinc prospect.

The Company has conducted an initial surface exploration program on its Nevada properties, including the acquisition and compilation of available data, detailed geological mapping, and geochemical sampling. Future work may include geophysics, and air photo and remote sensing surveys. Analysis of the initial-phase data has resulted in prioritization of exploration targets, including selection of drill hole locations on several of the prospects. It is anticipated that second-phase exploration will include a drill program, subject to available funding.

Timberline is actively seeking joint venture partners for its Nevada properties, which would relieve it of substantial obligations while still maintaining an interest in the properties. There can be no assurance that Timberline will be successful in finding partners for its Nevada properties.

More detailed information on each project appears below.

Olympic Mine Prospect

The Olympic Mine Prospect was acquired in March 2004 from Sedi-Met, Inc. (“Sedi-Met”). The property includes the past-producing Olympic and Loo gold mines, as well as numerous surface prospect pits and shallow underground workings. Company geologists believe that the property potentially hosts bonanza-vein type gold mineralization similar to ores mined historically at the Olympic Mine, as well as for disseminated and structurally controlled mineralization similar to the Paradise Peak and Rawhide mine exploration models.

Land Status

The Olympic Mine Prospect consists of 117 unpatented lode mining claims located in portions of Sections 29, 30, 31, and 32, Township 9 North, Range 8 West, on federal land administered by the BLM in Mineral County, Nevada. The BLM serial numbers of the claims are NMC 794065-794070, 854932, and 863462-863517. The claims cover an area of approximately 2,340 acres.

Geology

Rocks in the immediate area consist of Oligicene-age altered rhyolite to andesite tuffs and intrusive plugs, dikes and sills of rhyolite to diabase composition. These rocks are cut by a series of sub-parallel, NW-trending strike-slip faults of the Walker Lane Structural Corridor and a set of NE-trending listric faults. Certain areas to the south are covered by unaltered dacitic tuffs and areas north of the claim group are covered by alluvium and Esmeralda-age water-lain volcanic tuffs.

Gold and silver mineralization at the Olympic Mine occurs in volcanic-hosted, epithermal, quartz-adularia-type veins, and as fracture filling within highly fractured, silicified and sericitized rhyolitic tuffs. A chalcedonic quartz vein at the Olympic Mine ranges in width from 2 to 7 feet and is reported to contain an envelope of lower grade mineralization 10 to 40 feet thick that was considered uneconomic during previous mining. Surface samples in the footwall of the vein show values up to 0.27 oz/ton gold and samples 15 feet into the hanging wall assayed 0.05 oz/ton gold. Older literature suggests that a “deeper, parallel quartz vein was encountered in the lower mine workings.”  The potential for discovering a gold deposit in the area of the Olympic Mine workings is strong.

South and east of the workings, there is also strong potential for structurally controlled and disseminated-type gold mineralization along the Omco Fault. This fault appears to be a major feeder structure as indicated by an alignment of surface gold anomalies (200 to 1,000 ppb gold) and quartz masses along a 2-mile strike length. There is also potential for discovery along a parallel structure at the Loo Mine on Trafalgar Hill, where sampling has returned values of up to 0.13 oz/ton gold.

Exploration History

Historical records credit the Olympic Mine with 40,000 ounces of gold production between 1917 and 1921.  Ore was mined from a low angle, epithermal quartz vein that ranged from 2 to 7 feet thick and reportedly averaged 0.95 ounces per ton (oz/t) gold.  Production was from three levels containing over 3,000 feet of underground workings that cover a rectangular shaped area 300 feet by 700 feet. An unknown amount of ore was mined at the Olympic and Loo mines during the late 1930s.

Cosmos Resources drilled a number of holes north and west of the Olympic Mine around 1980, also driving a short decline to access the historic mine workings. The program tested for a faulted extension of the Olympic Mine to the west, but did not test in the immediate area of the mine workings or to the east across the Omco Fault. The Company has access to most of the data generated by this exploration program which indicates widespread but sub-ore grade gold mineralization that strengthens toward the Olympic Mine.

In 1989, FMC Corporation drilled 20 or more holes approximately 1.5 miles south of the Olympic Mine. The Company is in the process of acquiring this data. Drill hole locations observed in the field indicate that FMC tested an altered area with fairly close-spaced drilling (1,000 feet by 2,000 feet) near a rhyolite plug, and drilled four or five wide-spaced drill holes in the extreme southern portion of the claim block.

Work Plan

Detailed work plans are still under development. Work plans will include an analysis of existing drill hole information and historic underground data.  This information will be combined with detailed geologic mapping, rock chip and soil geochemical sampling, to define a phase-one drilling program.  Cost estimates for an anticipated work plan at the Olympic Mine Prospect are approximately $100,000, which the Company intends to raise through outside equity financing.  Timberline hopes to have a work plan in place by March 1, 2006.

Agreement Summary

The Olympic Mine Prospect was acquired under a Letter of Intent (LOI) between Timberline and Sedi-Met. The LOI was replaced with a formal Mineral Lease Agreement signed March 10, 2004. Terms of the Agreement include an initial payment of $15,000 and 10,000 shares of Timberline stock. Payments increase by $5,000 per year to a maximum of $40,000. The lessor retains a 3% NSR royalty that can be reduced to 2% for a cash payment of $500,000. The Agreement requires a first year work commitment of $50,000, which must include drilling.

On April 15, 2005, Timberline’s Agreement with Sedi-Met for the Olympic Mine property was amended to reflect additional claims that had been added and a modification of the Area of Interest. The amendment allowed the Olympic Mine property to become contiguous with the Sun property to the south. The Sun claims are held by different owners (Howard Adams and David Miller). Other terms of the amended Agreement call for an annual payment of $20,000 on March 10, 2005, which has been made, and annual payments escalating to $40,000 by March 10, 2009. The Agreement calls for a 3% NSR royalty; 1% of the royalty can be purchased for $500,000 prior to October 9, 2007. A work commitment of $50,000, including five reverse-circulation (RC) drill holes, must be performed prior to March 9, 2006.

SUN, PAC, HD and ACE Prospects

The SUN, PAC, HD and ACE claim groups were acquired in a Letter of Intent (LOI) dated January 30, 2004 between Timberline and Howard Adams and J. David Miller. The LOI calls for an initial payment of $10,000, which has been made, and an additional payment of $12,000 due prior to April 30, 2004, which also has been made. Ten thousand shares of Timberline common stock were also issued to the vendors. The LOI calls for an initial work commitment of $50,000. A 3% NSR royalty can be reduced to a 1% NSR by the performance of specified work commitments and a cash payment of $500,000. Work commitments are $50,000 during the first lease year, $75,000 during the second lease year, and $100,000 during each year thereafter. These work commitments are applied to the four claim groups as a whole, and cover the total number of claims identified in the LOI.

On April 28, 2004, a Mineral Lease Agreement formalized the LOI.  The Agreement was subsequently amended, as described below.

SUN Prospect

The SUN Prospect is an early-stage gold exploration project that potentially hosts volcanic-hosted, structurally-controlled and replacement-type gold and silver mineralization. The property is located along trend, two miles south of the Olympic Mine, and adjacent to the Mina Mine.

Land Status

The SUN Prospect consists of 47 unpatented lode mining claims located on federal land administered by the BLM in Mineral County, Nevada. The BLM serial numbers of the claims are NMC 860349-860369. The claims cover an area of approximately 940 acres.

Geology

The SUN project area lies between the Mina Mine gold system on the east and the Simon Lead-Silver District on the west. A major NW and WNW trending structure separates post-mineral tuffs from altered rhyolitic and andesitic volcanics near the Mina Mine, and altered and mineralized limestone at Simon. Post-mineral Esmeralda tuff covers these receptive units over an area west and south of these structures and includes a large portion of the SUN Claims. Geochemical rock chip sampling in both the volcanics and limestone around the margins of the tuffs are anomalous in gold (800 to 1,100 ppb), and the pathfinder minerals of arsenic (500 to 3,000 ppm), mercury (500 to 2,000 ppb) and antimony (25 to 70 ppm). The prospect potentially hosts epithermal vein and disseminated gold mineralization in the volcanics similar to the Mina Mine, and for vein/replacement gold mineralization in the limestone similar to the Lacana Gold Santa Fe deposit.

Exploration History

There have been several episodes of exploration at the nearby Mina Mine, most recently by Glamis Gold and MK Gold, in areas now covered by the SUN claims. Although several shallow holes have been drilled in the northern portion of the claim group, to the Company’s knowledge, only one RC hole has been drilled in the main target area. This hole was lost due to caving conditions, but the bottom 15 feet contained values up to 6,000 ppm arsenic, which could represent the top of an epithermal system.

Work Plan

Detailed work plans for the SUN Prospect are under development. The Company has initiated a program of detailed geologic mapping, geochemical sampling, and a remote sensing study as a first-phase that would likely be followed by drilling. Cost estimates for an anticipated work plan at the SUN Prospect are approximately $75,000, which the Company intends to raise through outside equity financing. Timberline hopes to have a work plan in place by March 1, 2006.

Agreement Summary

On April 14, 2005, the Company amended the Mineral Lease Agreement for the Sun, HD, ACE, and PAC unpatented mining claims. The amended Agreement segregated the Sun claims into a separate agreement, and then modified the Area of Interest of the Sun group to be compatible with the Area of Interest of the Sedi-Met agreement described above. The original payment under the Agreement was made on April 28, 2004 and consisted of $10,000 plus 10,000 shares of the Company’s stock. Terms of the amended Agreement for the Sun claims include annual payments of $10,000, the first of which was made on March 30, 2005. Work commitments are $50,000 annually, and payment in cash may be made in lieu of the work expenditures. A 3% NSR royalty will be paid on any production from the claims. The royalty can be reduced by 1% for work expenditures of $150,000 prior to October 1, 2006, and an additional 1% by a cash payment of $150,000.

The PAC Prospect

The PAC Prospect is an early exploration-stage gold project, interpreted to potentially contain a high-level, epithermal, precious-metal system. The rock type and geochemical signature are analogous to the exploration model at the Paradise Peak Mine, about 10 miles to the west.

Land Status

The PAC Prospect consists of 25 unpatented lode mining claims, located on federal land administered by the BLM in Nye County, Nevada. The BLM serial numbers of the claims are NMC 860329-860341.  The claims cover an area of approximately 500 acres.

Geology

Geology at the PAC claims consists of highly altered, felsic to intermediate volcanics cut by a swarm of heavily iron stained NW-trending quartz-breccia dikes in the eastern portion of the property. Limited exposures of a hypabyssal quartz-eye rhyolite occur on the west side and post mineral volcanic cover is found to the north. Rock chip sampling indicates the system is strongly anomalous in mercury (1,000 to 8,000 ppb in the volcanics) and anomalous in gold (up to 3.2 ppm or 0.10 oz/ton in the rhyolite).

Exploration History

The exploration history is unknown.  There is field evidence that three or more RC holes were drilled on the property, probably during the 1980s.

Work Plan

The Company intends to conduct detailed geologic mapping, geochemical sampling, and a remote sensing study as a first-phase program that would likely be followed by drilling.  Cost estimates for an anticipated work plan at the PAC Prospect are approximately $50,000, which the Company intends to raise through outside equity financing.  Subject to available financing, Timberline estimates that this work plan could be completed by July 30, 2006.

HD Prospect

The HD Prospect is an early exploration-stage gold project with alteration features and a geochemical signature indicative of a possible high-level epithermal precious metal system. The property lies along a NW-trending belt of intrusive rhyolite dome intrusions that are coincident with the Rawhide and Paradise Peak gold mines and the PAC claims.

Land Status

The HD Prospect consists of 23 unpatented lode mining claims, located in un-surveyed Section 19, T19N, R39E, on Federal land administered by the BLM in Nye County, Nevada. The claims cover an area of approximately 460 acres.

Geology

Rocks at the HD Prospect contain a silica sinter apron inter-layered with rhyolitic volcanics. Epithermal features include banded chalcedonic quartz and breccia infill, multi-stage silica veining and quartz after calcite. The sinter plunges southwesterly under post-mineral volcanics and pediment cover, and appears to be down faulted to the west. The claims are possibly along the eastern margin of a small caldera feature. Rock chip geochemistry indicates this to be a high-level mineralized system anomalous in mercury and arsenic with trace amounts of gold.

The high-level hydrothermal features, geochemistry, associated rhyolitic volcanic units and the presence of the inferred caldera suggest a rhyolite dome target that has been down-dropped to the west. This area represents a buried, untested target that may be similar to the Paradise Peak exploration model.

Exploration History

In 1984, Kennecott Exploration drilled three shallow RC holes along the northern margin of the sinter apron. The results of this drilling are unknown. In the mid-1980s, Homestake Mining Company held claims over the area and submitted a plan of operations to the BLM to drill several holes south and west of the sinter, but never completed the program.

Work Plan

The Company intends to conduct detailed geologic mapping and geochemical sampling as a first-phase program that would likely be followed by drilling.  Cost estimates for an anticipated work plan at the HD Prospect are approximately $50,000, which the Company intends to raise through outside equity financing.  Subject to available financing, Timberline estimates that this work plan could be completed by July 30, 2006.

ACE Prospect

The ACE Prospect is an early exploration-stage gold prospect that lies along the projected strike extension of the gold-bearing quartz vein system of the Warrior Mine.  The property potentially hosts gold-bearing vein structures and possible replacement mineralization beneath a low angle thrust.

Land Status

The ACE Prospect consists of 17 unpatented lode-mining claims, located in unsurveyed Section 6, T9N, R37E, on Federal land administered by the BLM in Nye County, Nevada. BLM serial numbers are NMC 860370-860374, 856535, 867305-867309, and 892089-892093. The claims cover an area of approximately 340 acres.

Geology

The ACE Claims are located in an area of low relief that contains about 20% outcrop. They are staked over exposures of silicified breccia that is inferred to be the trace of a low-angle thrust fault, presumably the Luning Thrust. The thrust extends eastward over what is inferred to be the strike continuation of the Warrior Vein System. In this area, the thrust passes under younger, post-mineral volcanics and effectively covers the Warrior Vein System and older host rocks consisting of rhyolite to andesitic volcanics and Luning limestone. The silicified and mineralized breccia is interpreted as leakage of later-stage hydrothermal solutions along the thrust. Initial rock chip sampling indicates that these breccias are anomalous in gold (30 to 350 ppb) and strongly anomalous in mercury (1,000 to 6,000 ppb).

Exploration History

Texasgulf drilled three or more vertical RC holes in the early 1980s near the western edge of the claim group. Results of this drilling are unknown. Company geologists and prior owners believe the target is further to the east along the untested strike of the Warrior Vein System.

Work Plan

The Company intends to conduct detailed geologic mapping and geochemical sampling, along with an air photo and remote sensing study, as a first-phase program that would likely be followed by drilling.  Cost estimates for an anticipated work plan at the ACE Prospect are approximately $40,000, which the Company intends to raise through outside equity financing.  Subject to available financing, Timberline estimates that this work plan could be completed by July 30, 2006.

Agreement Summary for the PAC, HD, and ACE prospects

On April 14, 2005, the Company amended the Mineral Lease Agreement for the HD, ACE and PAC unpatented lode-mining claims. The original Agreement, as described above, was executed on April 18, 2004. The amended Agreement reflected the addition of claims to the ACE and PAC claim groups. The initial payment under the original Agreement was $12,000, plus 10,000 shares of Timberline common stock. The consideration paid under the amended Agreement on April 14, 2005 was an additional $10,000 plus 20,000 shares of the Timberline common stock. Other terms of the amended Agreement include annual payments escalating to $25,000 by March 30, 2008. A 3% NSR royalty will be paid on any production from the claims. The royalty can be reduced by 1% for work expenditures of $250,000 prior to October 1, 2007, and an additional 1% by a cash payment of $150,000. Work commitments are $30,000 annually, and payment in lieu of work expenditures can be made.

Downeyville (DOW) Prospect

In April 2005, Timberline entered into a Mineral Lease Agreement to acquire the Downeyville Prospect.

Land Status

The Downeyville unpatented lode mining claims (a.k.a. the “Dow” claims) are located in Nye County, Nevada, covering approximately 440 acres. The claims are located on federal land administered by the BLM.

Geology

The property is characterized by strongly oxidized shear controlled and replacement type mineralization that occurs throughout the claim group. A magnetic high southwest of the claim group under alluvial cover was discovered by an airborne geophysical survey, possibly representing a buried intrusive related to the distal base and precious metal mineralization seen on the claims. Persistent high-grade zinc grades from surface samples, and consistently elevated gold and silver values accompanied by pyrrhotite, magnetite, and tremolite-actinolite indicate the potential for proximal gold skarn mineralization, similar to that seen at the McCoy-Cove Mine.

Exploration History

Some minor past production has occurred on the property, as evidenced by the existing dumps. No data has been obtained regarding any recent exploration on the claim group.

Work Plan

The Company intends to conduct additional mapping and sampling to define drill targets during the initial exploration program. A geophysical survey may be used to search for buried targets. Cost estimates for an anticipated work plan at the Downeyville Prospect are approximately $50,000, which the Company intends to raise through outside equity financing. Subject to available financing, Timberline estimates that this work plan could be completed by September 30, 2006.

Agreement Summary

On April 14, 2005, the Company entered into a Mineral Lease Agreement for the Downeyville Prospect. Terms of the Agreement call for an initial payment of $12,000 plus 8,000 shares of Timberline common stock, both of which have been made. Annual payments are $10,000 beginning in 2006 and a 3% NSR royalty will be paid on any production from the claims. The royalty can be reduced by 1% for work expenditures of $150,000 prior to October 1, 2008, and an additional 1% by a cash payment of $150,000. Work commitments are $20,000 the first year and $50,000 annually thereafter, and payment in lieu of work expenditures can be made.

The Sanger Mine Prospect

Land Status

The nine Sanger unpatented lode mining claims (a.k.a. the “S” claims) are located in Esmeralda County, Nevada, adjacent to and on-strike with the main mineralization developed in the Sanger Decline. The claims are subject to a Letter of Intent (LOI) between their owner, Renegade Exploration Company (“Renegade”), and Timberline, as described below. There are five additional unpatented lode-mining claims that control the portal of the decline into the Sanger Mine that are owned by a third party. Timberline is continuing negotiations with this party for an exploration agreement covering these claims.

Geology

The target geology at the Sanger Prospect is a silver-bearing vein, approximately 6 to 10 feet wide, grading approximately 9 to 20 oz/ton silver.

Exploration History

The Sanger Mine was developed by Inspiration Development Company during the 1970s.  A decline was driven to the vein and small-scale mining was conducted before declining silver prices closed operations in the 1980s.

Work Plan

The initial work plan involves a review of the data developed during the exploration and decline development during the 1970s. Further work is dependent upon an agreement to acquire the adjacent Sanger Mine claims.  If they can be acquired in the near future, then Timberline would pursue a preliminary work plan at Sanger by September 30, 2006. Cost estimates for an anticipated work plan at the Sanger Mine Prospect are approximately $50,000, which the Company intends to raise through outside equity financing.  The cost of a second-phase is difficult to determine at this time, but would likely be in excess of $250,000.

Agreement Summary

On September 2, 2004, the Company signed a LOI with Renegade for the 9 Sanger Mine claims and reimbursed Renegade for recording and filing fee expenses. The LOI contemplated an initial payment for the claims, and preparation of a formal Mineral Lease Agreement, once the other adjacent property was acquired.  Thus far, the Company has been unsuccessful in acquiring the adjacent property. On August 21, 2005, the company amended and re-stated the LOI, extending its term for an additional year, to August 21, 2006. The Company made a $1,000 cash payment as partial consideration for the amended LOI. The Company will continue to pay the claim maintenance fees, until such time as the adjacent property is acquired, when the LOI will be converted to a formal Agreement.

Idaho Gold Properties

Spencer Prospect

The Company acquired the Spencer Prospect in February 2004 by assignment of a State of Idaho Mineral Lease. This prospect is considered an early-stage, volcanic-hosted, epithermal gold occurrence.

Preliminary studies indicate that the property potentially hosts buried epithermal gold and silver mineralization. Surface geochemical values are indicative of a high-level epithermal system with anomalous values in mercury, arsenic, silver, and gold. Spencer is located within a NE-trending belt of rhyolite volcanics that are known to host epithermal gold-silver mineralization. Approximately six miles northeast of Spencer is the Kilgore gold deposit. Kilgore is a volcanic-hosted epithermal gold deposit that contains an indicated and inferred resource of 487,000 ounces gold, as reported by the current owner in September 2003. This deposit was initially developed by Placer Dome and Echo Bay Mines in the mid to late-1990s and is now controlled by Kilgore Minerals Ltd.

Land Status and Agreement Summary

The Spencer Prospect is held by State of Idaho Department of Lands Mineral Lease No. 9347. The Mineral Lease was issued to a prior Director of Timberline, who assigned it to the Company for consideration of common stock and approximately $3,000 in expenses.

The prospect is located in Section 16, Township 12 North, Range 37 East, in Clark County, Idaho. The lease covers an area of approximately 640 acres. The lease calls for payments to the State of Idaho of $640 annually. Royalties on production of previous metals are 5% of the gross receipts from the sale of minerals produced, less reasonable transportation, smelting and treatment costs.

Geology

The area is underlain by Miocene-age felsic volcanic tuffs, pyroclastics, flows, and rhyolite flow domes that occur along the northern flank of the Snake River Plain and the northern margin of the Kilgore Caldera. These rocks overlie Cretaceous sedimentary rocks and are overlain in places by younger basalts and Pliocene-age rhyolite ash-fall tuffs. Faulting occurs as NNW-trending basin and range faults and a major NE-trending structural event. Mineralization and alteration consist of NNW-trending epithermal quartz veins, fault zones with chalcedonic-filled hydrothermal breccia, local areas of opaline-chalcedonic sinter, and pervasive silicification of a rhyolite tuff unit.

Exploration History

Work to-date consists of local and regional geologic mapping and sampling. There was considerable interest in the region during the early-1980s and mid-1990s, however to the Company’s knowledge this property has never been drilled. The only recorded production in the immediate area is gem quality opals that are produced from private lands located immediately north of the property.

Work Plan

The Company has performed a first-phase exploration program consisting of reconnaissance scale geological mapping and rock chip and soil geochemical sampling. Future work may include more detailed mapping and sampling, and possibly a geophysical survey, to help define drill targets. A second-phase program consisting of initial drilling is planned once targets have been selected. Cost estimates for an anticipated work plan at the Spenser Prospect are approximately $75,000, which the Company intends to raise through outside equity financing.  Subject to available financing, Timberline estimates that this work plan could be completed by by October 1, 2006.

Montana Copper-Silver Properties

Minton Pass, East Bull, Standard Creek and Lucky Luke Prospects

The Company located unpatented lode mining claims on the Minton Pass Prospect in February 2004 and on the East Bull, Standard Creek and Lucky Luke prospects in mid-2004. All four properties are interpreted as sediment-hosted copper-silver occurrences located in the Revett Formation of the Montana Copper-Silver Belt. All four properties are early-stage exploration prospects.

In the 1970s and 1980s, major exploration companies identified several copper-silver occurrences within the Montana Copper-Sulfide Belt, and successfully outlined three world-class ore bodies, including Troy, Rock Creek and Montanore. These quartzite-hosted deposits are characterized by their lateral extensive size and continuity of mineralization. The Troy Mine produced 390 million pounds of copper and 44 million ounces of silver from 1981 to 1993, and the undeveloped Rock Creek deposit is reported to contain 136 million tons of ore averaging 0.74% copper and 1.67 oz/ton silver over an average mining thickness of 20 feet.  Many of the occurrences, including the four held by the Company, were evaluated in only a cursory manner during the previous exploration.

Land Status

The Minton Pass and Lucky Luke prospects both consist of 20 unpatented lode-mining claims located on federal land in Sanders County, Montana. The Standard Creek prospect consists of 24 unpatented lode mining claims, and the East Bull prospect consists of 19 unpatented lode mining claims, located on federal land in Lincoln County, Montana.  All of these claims have been filed with the BLM and their serial numbers can be found in Exhibits that are included with this filing.

The claims were staked by Timberline and are not subject to any underlying production royalty.

Geology

Metasedimentary rocks of the Precambrian Belt Supergroup underlie the area. Outcropping rocks consist of a sequence of argillites, siltstones, and quartzites representing the basal portion of the Wallace Formation, the St Regis Formation, Revett Formation, and the upper portion of the Burke Formation. Locally, these rocks strike northwest with a shallow westerly dip. Major faulting associated with the mineralization is generally north-northwest. Disseminated bornite with secondary chrysocolla and malachite is reported to occur within a specific quartzite horizon of the Revett Formation. The target and exploration model at Minton Pass is a Revett-class, sediment-hosted copper-silver deposit.

Exploration History

Minton Pass is a copper-silver occurrence first recognized during the early exploration phase of the Montana Copper-Sulfide Belt. BLM records show that Kennecott Exploration Company maintained a core group of claims at Minton Pass from 1966 until 1992. Two other mining companies held claim groups in the immediate area during this time period. There has been no documented activity in the area since 1992.

At least five drill holes were drilled on or near the claim group during the 1970s and 1980s, the results for which are not readily available. A 1971 geologic report indicates that mineralized outcrops of Revett quartzite containing bornite and other copper minerals could be traced for about one mile along strike of the outcrop. A short adit was driven to expose the mineralization.  Sampling results showed a stratagraphic thickness of 16.7 feet that averaged 0.70% copper and 1.78 oz/ton silver.

The Standard Creek, East Bull and Lucky Luke prospects were staked and explored by U.S. Borax and Kennecott Exploration Company during the 1980s and early 1990s. The properties were mapped and sampled, but no significant drilling was undertaken. Timberline has acquired the mapping and sampling data from the U.S. Borax program.

Work Plan

Detailed work plans for these properties have not been developed, due to the lease of the properties to Sterling Mining Company (“Sterling”). The Sterling lease is discussed below. It is anticipated that the prospects initially would require detailed geological mapping, soil and rock chip geochemical sampling, in order to define targets for a preliminary drilling program. All phases of this work plan are dependent on the lessee, Sterling Mining Co.   If undertaken by Sterling, the work plan could be completed by October 30, 2007.  The cost of the work is expected to be $50,000. As long as Sterling retains the lease on these properties, the work program and any exploration expense would be paid by, and at the performed at the discretion of Sterling.

Lease Agreement with Sterling Mining Company

On November 26, 2004, the Company signed a Mineral Lease Agreement with Sterling for a twenty-year lease on the four claim groups described above. Consideration for the Agreement included a cash payment of $19,600 for expenses incurred in staking the claims, and forgiveness of loans totaling $65,000 in principal and accrued interest of $2,669. The Agreement calls for Sterling to make annual lease payments of $5,000 per claim group retained in the Agreement, beginning on June 1, 2007, and to pay a 1% NSR royalty on any production from the claims that are subject to the Agreement.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by Directors, Officers, and persons who hold 5.0% or more of the outstanding common stock of Timberline based upon the 7,275,825 shares of our common stock that were issued and outstanding on September 2, 2005. Also included are the shares held by all Directors and Officers as a group.

Shares

Options

Class

Percentage

Beneficially

Beneficially

of Shares

of Class

Name and Address

Owned

Owned

Owned

Owned**

Stephen Goss(a)(1)

150,500

100,000

Common

3%

36 W. 16th Avenue

Spokane, WA  99203

Tom Gurkowski(b)(2)

45,000

25,000

Common

*

3626 S. Smith Street

Spokane, WA

Vance Thornsberry(c)(3)

120,000

50,000

Common

2%

5701 Shawnee Drive

Spokane, WA  99208

Eric Klepfer (c)(4)

50,500

10,000

Common

*

13058 Sherwood Court

Hayden Lake, ID 83835

Paul Dircksen (c)(5)

40,000

150,000

Common

2%

1212 Ash Street

Coeur d’Alene, ID 83814

PENN LITS, LLC (6)

368,975

0

Common

5%

P.O. Box 1889

Coeur d’Alene, ID 83816

Laurence

 Rudnicki

408,750

12,500

Common

6%

17845 Barrington Court

Monument, CO 80132

John Swallow(c)(7)

2,425,249

500,000

Common

38%

905 S. Jarvis Road

Coeur d’Alene, ID 83814

Noren Family Trust

500,000

0

Common

7%

98 Bellbrook Way

Atherton, CA 94027

All Directors and Officers as

2,851,249

835,000

Common

46%

a group (6 persons)

___________________________

*

less than 1%.

**

The percentages listed for each shareholder assume the exercise by that shareholder only, of his or its entire option and thus include the shares underlying said option.  However, the percentages do not assume the exercise of all options by all the shareholders holding options.

(a)

Officer and Director

(b)

Officer only

(c)

Director only

 (1)

An option to purchase 100,000 shares was issued to this shareholder on February 7, 2005 with an exercise price of $0.56 per share.

(2)

An option to purchase 25,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share.

(3)

An option to purchase 50,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share.

(4)

An option to purchase 10,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share.

(5)

An option to purchase 150,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share.

(6)

Includes 225 shares owned by an affiliate of this shareholder, Pennaluna & Company.

(7)

The shares and options (warrants) are held in the name of Cougar Valley LLC, an entity controlled by Mr. Swallow, our Chairman of the Board of Directors. Warrants granting the right, but not the obligation, to purchase 500,000 shares were issued to this shareholder on June 6, 2005 with an exercise price of $0.40 per share. The warrants expire on June 6, 2007.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers currently serving Timberline are as follows:

Name

Age

Positions Held and Tenure

John Swallow

38

Chairman of the Board of Directors since August 2005

Stephen Goss

54

President, Chief Executive Officer, Principal Operating Officer and Director since January 2004

Tom Gurkowski

64

Secretary, Treasurer and Principal Accounting Officer since January 2004

Vance Thornsberry

57

Director since January 2004

Eric Klepfer

48

Director since January 2004

Paul Dircksen

56

Director since January 2004

The Directors named above will serve until the next annual meeting of Timberline’s stockholders presently scheduled for on or about September 23, 2006 . Thereafter, Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. However, the Company has consulting agreements with Mr. Goss, its president, and Mr. Dircksen, a Director, the terms of which are described below in each’s biographical information.

There are no arrangements or understandings between the Directors and Officers, or any of them, and any other person pursuant to which any Director or Officer was or is to be selected as a Director or Officer.

The Directors and Officers of Timberline devote their time to Timberline's affairs on an as needed basis. However, the actual amount of time that each will devote to Timberline's affairs is unknown and will vary substantially from month to month.

Biographical Information

John Swallow

Mr. Swallow is an independent business consultant and investor. He has been Timberline’s Chairman since August 2005. Mr. Swallow brings wide-ranging experience from within the local mineral exploration industry as well as extensive knowledge of the junior equity markets. He is a licensed residential real estate appraiser in the State of Idaho and is the owner and operator of Coeur d’Alene Appraisals, a real estate appraisal firm, which he began in February 1994. Mr. Swallow was formerly President and a Director of Sterling Mining Company, resigning as a Director in November 2003.  Mr. Swallow holds a B.S. Degree in Finance from Arizona State University.

Stephen Goss

Mr. Goss has over twenty years of experience in the mining and exploration industry, primarily as a landman for The Bunker Hill Company, U.S. Borax, and Kennecott Exploration Company. He is a Certified General Real Estate Appraiser in the State of Washington. Since November 2000, Mr. Goss has been employed as a Right of Way Agent and real estate appraiser for the Washington State Department of Transportation. Mr. Goss was formerly President of Palouse Resources, and Vice President of its successor company, United Minerals, both of which were private mineral exploration companies. He holds a B.S. Degree in Geography from the University of Missouri at Kansas City and an M.S. Degree in Geography from the University of Idaho.

Mr. Goss currently has a consulting contract with Timberline for administration and management of the Company. The contract provides for payment of $40 per hour.

Thomas Gurkowski

Mr. Gurkowski has over forty years of financial experience, serving in a variety of accounting, management, and executive positions.  He has focused on accounting and tax work since 1981 and is has served as President of Inland Empire Tax Service of Spokane since 1999.  Mr. Gurkowski holds a B.S. Degree in Finance from the University of Wisconsin and an M.B.A. from Gonzaga University.

Vance Thornsberry

Mr. Thornsberry is a Registered Professional Geologist with 35 years of experience in the mining and exploration industry. He held senior positions with Inspiration Development Company in the 1970s and 1980s, and has since worked as a consulting geologist for over fifteen mining companies worldwide. From 1997 to 2003, Mr. Thornsberry consulted for a variety of exploration companies, including Golden Queen Mining Company, Beartooth Mining Company, Thunder Mountain LLC, and Romarco Minerals. Mr. Thornsberry is currently Vice-President of Exploration for North American Gold Corporation. He holds a B.S. in Geology from the University of Missouri at Rolla.

Paul Dircksen

Mr. Dircksen has 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. Working in the United States and internationally, he has been involved in the discovery of nine new gold deposits, seven of which are now producing mines.  Between 1987 and 2003, Mr. Dircksen has held senior management positions, including President and Chief Operating Officer, with Orvana Minerals Corporation, Bravo Venture Group, and Brett Resources. Since 2003, Mr. Dircksen has consulted for a variety of exploration companies. He holds a B.S. Degree in Mine Engineering and an M.S. in Geology from the University of Nevada, Reno.

Mr. Dircksen currently has a consulting contract with Timberline for geologic evaluation and marketing of the Company’s mineral properties.  The contract provides for payment of $400 per day or $50 per hour.

Eric Klepfer

Mr. Klepfer has over 22 years of experience in the mining and exploration industry, serving in environmental, engineering and management positions at Placer Dome, Newmont Mining, and Coeur d'Alene Mines.  From 1995 to 2003, Mr. Klepfer was the Vice President of Operations and Technical Services with Earthworks Technology.  He is currently President of Klepfer Mining Services and Vice-President of Operations of Mines Management, Inc. Mr. Klepfer holds B.S. degrees in Mining Engineering and Engineering Administration from Michigan Technological University.

Conflicts of Interest

The Directors and Officers of Timberline will not devote more than a portion of their time to the affairs of the company. There may be occasions when the time requirements of Timberline conflicts with the demands of his other business and investment activities.  Such conflicts may require that Timberline attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to Timberline.

September 23, 2005 Annual Meeting of Shareholders

On September 23, 2005, we conducted our annual meeting of shareholders in Post Falls, Idaho at which time the following corporate actions were approved by a required vote of shareholders:

•

The re-appointment of the above listed directors for a term of one year or until the next annual meeting of shareholders;

•

Adoption of the Company’s 2005 Equity Incentive Plan (See Part III, Item I, Exhibit 10.13.); and

•

Appointment of Williams & Webster, P.S. as the Company’s certified public accountants.

ITEM 6.  EXECUTIVE COMPENSATION.

For the fiscal year ended September 30, 2004, no Executive Officer, consultant or employee received total annual compensation (salary, bonus and/or compensation in the form of equity) in excess of $100,000. Currently, no Officer, consultant or employee is being compensated at a rate in excess of $100,000 per year. The table below summarizes all compensation awarded to, earned by, or paid to our Chief Executive Officer by any person for all services rendered in all capacities to us for the fiscal year ended September 30, 2004.

SUMMARY COMPENSATION TABLE

Name and

Compensation

Principal

Fiscal

in the Form of

Position

Year

Salary ($)

Bonus ($)

Equity ($)

Stephen Goss

2004

$16,222*

$5,000

$36,000

President, Chief

2005

$21,260*

$0

$0

Executive Officer

And Director

________________________

* Not salary, but compensation under a consulting agreement

Consulting Agreements with Certain Directors

We have consulting agreements with two of our Directors, Stephen Goss, who is also our President and Chief Executive Officer, and Paul Dircksen. Mr. Dircksen’s contract covers geologic evaluation and marketing of the company’s mineral properties. In 2004, Vance Thornsberry, a Director, also held a consulting agreement with the company for geologic work, and received a bonus for the acquisition of the company’s Nevada mineral properties. Mr. Thornsberry remains a Director of the company but is no longer providing geologic consulting to the company and thus does not have a current contract. In 2004 and continuing in 2005, Bill Hoyt, a Director from January 2004 to July 2005, held a consulting contract with the company for website maintenance and public relations work. Mr. Hoyt is being paid $25 per hour under his contract.

The Goss Agreement

Effective January 1, 2005, Mr. Goss entered into a consulting services agreement for a term of one year, under which he is to provide general executive and administrative services to the company, as well as provide us an office and maintain its corporate files and records. Under this agreement, he is to be compensated at the rate of $40 hour, up to a maximum of $320 per day, and reimbursement of reasonable expenses. To date, Mr. Goss’ monthly compensation under this agreement has varied from $2,000 to $3,000.

The Dircksen Agreements

Effective January 1, 2005, Mr. Dircksen entered into a consulting services agreement for a term of one year, under which he is to provide general business, geological and investor relations services to the company, as well as serve as a director. Under this agreement, he was to be compensated at the rate of $6,000 per month. However, this agreement was cancelled, and the parties entered into a new consulting services agreement effective April 1, 2005, and terminating December 31, 2005. The new (current) agreement is identical to the first except that Mr. Dircksen has agreed to have his compensation reduced so that he is now compensated at a rate equal to $50 per hour, up to a maximum of $400 per day, and reimbursement of reasonable expenses. Under the first agreement, Mr. Dircksen received $6,000 per month for the months of January, February and March 2005. Under the new agreement, commencing in the month of April 2005, his monthly compensation has varied from $0 to $6,000.

Copies of all consulting agreements are included in this Form 10SB Registration Statement.  See Part III, Item 1, Exhibits 10.11 and 10.12.

Directors’ Compensation

Directors receive no monetary compensation for their work for the company.  All Directors have been granted incentive stock options as compensation. (See Item 7. Certain Relationships and Related Transactions below.)  Certain Directors have held consulting agreements with the company, as described above, but these agreements covered work that was in addition to their role as Director of the Company.

Stock Incentive Plans

In February 2004, our Board adopted the 2004 Non-Qualified Stock Grant and Option Plan in order to provide incentives to Directors, employees and others rendering services to the Company. During the fiscal year ended September 30, 2004, no stock options were granted under this plan.

In February 2005, our Board adopted the 2005 Stock Incentive Plan. This plan authorizes the granting of up to 750,000 non-qualified stock options to Officers, Directors, and consultants.  As of June 30, 2005, 412,500 options have been granted to ten individuals at an exercise price of $0.56 per share, with options vesting incrementally through February 7, 2006.   At June 30, 2005, 110,000 of these options were exercisable.  The options have been deemed by the Company to have a value of approximately $0.14 per option to the recipients. See “Item 7. Certain Relationships and Related Transactions”, below.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Since the commencement of our exploration stage in January 2004 (i.e. when a new management team took control of our company) but prior to the date of this registration statement, Timberline issued to its Officers and Directors, and to other shareholders, a total of 2,595,500 shares of Common Stock for a total of $679,000 in cash. In conjunction with the issuance of 500,000 of these shares, warrants to purchase 500,000 additional common shares have also been issued and are outstanding. The exercise price of these warrants is $0.40 per share. If all such warrants were exercised, of which we cannot be assured, we will receive an additional $200,000. In addition, in that same time frame, we have issued 600,000 shares of common stock for to officers, directors and consultants for contributions of property, services or other assets, which we have valued at $0.24 per share, or $144,000.

We have issued 48,000 shares for property acquisitions (to D. Miller, H. Adams and Sedi-Met) that we have valued at $16,500. We have issued an additional 50,000 shares to Western Goldfields as consideration for a Mineral Lease Agreement, which we have valued at $20,000, based on the current market price of around $0.40 per share for our stock.  If the Agreement remains in effect, we will issue Western Goldfields an additional 75,000 shares in April 2006, 100,000 shares in April 2007, and 150,000 shares in April 2008. Similarly, we have granted Western Goldfields the right to exercise warrants to purchase our common stock as a condition of the Agreement.  A total of 250,000 warrants were issued. The exercise price of these warrants is $0.65 per share. If all of these warrants were exercised, of which we cannot be assured, we will receive an additional $162,500.  The warrants are effective until April 1, 2008.

We have also issued 500,000 warrants to Cougar Valley, LLC, a company controlled by our Chairman, John Swallow.  These warrants grant the holder the right, but not the obligation, to purchase 500,000 shares at $0.40 per share.  The warrants are effective until June 6, 2007. If these warrants are exercised, of which we cannot be assured, we will receive an additional $200,000.

Specific details regarding the issuance of shares, including the dates and amounts issued, can be found in Part 2, Item 4, pages 54-58.

Certificates evidencing the Common Stock issued by Timberline to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders. If all outstanding warrants are exercised, of which we have no assurance, we will receive a total of $362,500 in additional capital.

Except as indicated herein, no Officer, Director, promoter, or affiliate of Timberline has or proposes to have any direct or indirect material interest in any asset acquired or proposed to be acquired by Timberline through security holdings, contracts, options, or otherwise.  In cases where we have entered into such related party transactions, we have believed that we have negotiated consideration or compensation that would have been reasonable if the party or parties were not affiliated or related.  These related party transactions are as follows:

In 2004, the company was assigned the State of Idaho Mineral Lease for the Spencer property from James Ebisch, who was a Director of the company at that time. The assignment was on very favorable terms, and was considered a contribution by Mr. Ebisch during the start up of the company, for which he received other equity compensation. Mr. Ebisch retains no overriding royalty on the Spencer prospect, but will regain control of the property if Timberline elects to terminate its interest in the Spencer prospect.

In February 2004, we adopted the 2004 Non-Qualified Stock Grant and Option Plan. However, no options were granted under this plan. However, in February 2005, we adopted the 2005 Stock Incentive Plan. Under this plan we have granted 412,500 options to the following individuals that are exercisable at $0.56 per share. One share of common stock is issuable upon the exercise of one option.  These options vest over a period ending February 7, 2006.  As of June 30, 2005 110,000 of these options had vested.  The grantees and their relationships to the Company are:

Name and Position

Options Granted

Stephen Goss, President and Director

100,000

Vance Thornsberry, Director

50,000

Paul Dircksen, Director

150,000

Eric Klepfer, Director

10,000

Tom Gurkowski, Secretary-Treasurer

25,000

Bill Hoyt, former Director

25,000

Art Glover, geologic consultant

20,000

Wayne Reich, graphic design consultant

10,000

Sandra Powers, geologic consultant

10,000

Larry Rudnicki, public relations consultant

and principal shareholder

12,500

During the year ended September 30, 2004 and the nine-months ended June 30, 2005, we incurred $70,962.50 and $56,860.00, respectively, for consulting services provided by five directors of Timberline.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

Timberline is authorized to issue 100,000,000 shares of Common Stock.  As of September 2, 2005, there are 7,266,125 shares of common stock issued and outstanding. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. Furthermore, in the event of liquidation, dissolution or winding up of the affairs of Timberline, holders of common stock are entitled to receive, ratably, the net assets of Timberline available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all un-issued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable.  To the extent that additional shares of Timberline’s Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

Timberline is authorized to issuance of 10,000,000 shares of preferred stock, $.01 par value. The Board of Directors of Timberline is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by Timberline. Timberline anticipates that preferred stock may be utilized in the future for making acquisitions.

Transfer Agent

The Company’s transfer agent for its common stock is Columbia Stock Transfer Company, 421 Coeur d’Alene Avenue, Suite 3, Coeur d’Alene, ID 83814, telephone number: 208-664-3544.

Reports to Stockholders

Timberline plans to furnish its stockholders with an Annual Report for each fiscal year containing financial statements audited by its independent certified public accountants. It is the present intention of management to continue furnishing annual reports to stockholders. Additionally, Timberline may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. Timberline intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information

Until the effective date of this registration under Section 12(g) of the Securities Exchange Act of 1934, our common stock has not been registered under the Securities Exchange Act of 1934, and has not traded on any exchange. Our shares are traded between stockholders and third parties on an individual transaction basis and trading prices are published in the “pink sheets,” a quotation service that displays sale prices, and volume information for transactions with market makers in over-the-counter (“OTC”) equity securities. All such quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions.

Based on information obtained from the pink sheets, the high and low bid quotations for the common stock for each of the quarters of our fiscal years ended September 30, 2003 and September 30, 2004, and the three quarters ended June 30, 2005 — the first three quarters of our 2005 fiscal year—are set forth in the table below, after giving effect to the Company’s January 2004 one for four reverse common stock split:

Price Range

High($)

Low($)

Quarter ended 12/31/02(1)

N/A

N/A

Quarter ended 3/31/03 (2)

N/A

N/A

Quarter ended 6/30/03 (2)

N/A

N/A

Quarter ended 9/30/03 (2)

N/A

N/A

Quarter ended 12/31/03 (2)

N/A

N/A

Quarter ended 3/31/04

$1.75

$1.30

Quarter ended 6/30/04

$1.40

$0.75

Quarter ended 9/30/04

$1.05

$0.75

Quarter ended 12/31/04

$0.70

$0.56

Quarter ended 3/31/05

$0.66

$0.55

Quarter ended 6/30/05

$1.00

$0.35

(1)

Quotation information is not available prior to December 17, 2002.

(2)

Prior to February 2004, the Company was known as Silver Crystal Mines, Inc. and was inactive and not traded on any recognized exchange.

Currently, there are seven broker-dealers making a market in our common stock. On September 19, 2005, the closing bid and asked prices of our common stock as published on the pink sheets were $0.42 and $0.51 per share, respectively.

Holders

As of September 19, 2005, there were 564 holders of record of the Company’s Common Stock.

Dividends

We have not paid any cash dividend to date, and we have no intention of paying any cash dividends on our common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of our Board of Directors and to certain limitations imposed under the Idaho Business Corporations Act. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operation, financial condition, cash requirements and other factors deemed relevant by our Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS.

Timberline is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Timberline and no owner of record or beneficial owner of more than 5.0% of our securities or any associate of any such Director, Officer or security holder is a party adverse to Timberline or has a material interest adverse to Timberline in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Within the last three years, Timberline has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

NAME AND STATE OF RESIDENCE

$ AMOUNT*

SHARES

DATE

1.

Russell Smith

$10,000

25,000

4/15/04

Georgina Smith

$10,000

25,000

1/31/05

Washington State

2.

Zach Anderson

$8,000

20,000

4/15/04

Arizona

3.

William A. MacPherson

$2,000

5,000

4/21/04

Darlene J. Macpherson (JTWROS)

California

4.

James F. Ebisch

$2,000

5,000

4/26/04

Washington State

5.

Brian A. Cook

$10,000

25,000

4/29/04

California

6.

Barry E. Powell

$10,000

25,000

4/20/04

Kyleen Powell (JTWROS)

California

7.

James A. Powell

$10,000

25,000

4/29/04

California

8.

Ray Demotte

$5,000

12,500

4/29/04

Idaho

9.

Walter Holzinger

$5,000

12,500

5/12/04

Ophelia Holzinger

$5,000

12,500

1/14/05

California

NAME AND STATE OF RESIDENCE

$ AMOUNT*

SHARES

DATE

10.

J.W. and Tillie Loucks Trust

$3,000

7,500

5/12/04

Washington State

$3,000

7,500

2/05/05

11.

James J. Swab Revocable Living

$16,000

40,000

5/12/04

Trust

$16,000

40,000

1/21/05

Pennsylvania

12.

James E. Kirkham, Jr.

$8,000

20,000

5/20/04

Texas

13.

Kaspar W. & Berta Holzinger Trust

$5,000

12,500

5/20/04

California

$15,000

37,500

1/21/05

14.

Noren Family Trust

$100,000

250,000

5/20/04

California

$100,000

250,000

1/24/05

15.

W. Frank Badgett

$4,800

12,000

6/04/04

North Carolina

16.

Robert Julius Stunda

$5,000

12,500

6/04/04

Minnesota

17.

Lloyd C. Viles

$10,000

25,000

6/15/04

Washington State

18.

Kasper W. & Berta Holzinger

$10,000

25,000

6/15/04

Living Trust

California

19.

Borsting Family Trust

$5,000

12,500

7/07/04

California

$5,000

12,500

1/31/05

20.

Wesley E. Varney

$4,000

10,000

7/07/04

Washington State

21.

Thomas R. & Janice M. Gurkowski

$4,000

10,000

7/07/04

Washington State

22.

John L. Sheldon

$5,000

12,500

7/07/04

Montana

$5,000

12,500

1/27/05

23.

Lincoln J Harold Trust

$4,200

10,500

7/15/04

Mary L. Harold Trust

Lincoln J. Harold & Mary L.

Harold Revocable Living Trust

U/A Dated 9/16/97

New Jersey

24.

Peter B. Smith

$6,000

15,000

7/15/04

Arkansas

$6,000

15,000

2/01/05

25.

Fiserv Securities F.B.O.

$15,000

37,500

7/13/04

Roscoe Eversole IRA

$10,000

25,000

1/27/05

Idaho

NAME AND STATE OF RESIDENCE

$ AMOUNT*

SHARES

DATE

26.

Silver Valley Partners LLC

$40,000

100,000

7/28/04

Washington State

27.

Roger A. VanVoorhees

$10,000

25,000

7/28/04

Texas

$10,000

25,000

1/24/05

28.

Barbara E. Heldridge

$10,000

25,000

7/28/04

Texas

$10,000

25,000

1/28/05

29.

Mountain Gold Exploration

$10,000

25,000

7/28/04

Nevada

$10,000

25,000

1/30/05

30.

Jean-Pierre Zombek

$10,000

25,000

7/28/04

Belgium

$5,000

12,500

2/01/05

31.

Sean Rakhimov

$4,000

10,000

8/04/04

New York

32.

Thomas Szabo

$6,000

15,000

8/04/04

California

33.

Timothy Major

$2,000

5,000

2/04/05

Idaho

34.

Oren & Joan Hueck

$10,000

25,000

2/01/05

South Carolina

35.

Cougar Valley LLC

$100,000

500,000

6/07/05

Idaho

36.

John C. Swallow

$35,000

140,000

8/24/05

Washington State

37.

Paul Dircksen

$10,000

40,000

8/24/05

Idaho

38.

Laurence A. Rudnicki

$10,000

40,000

8/24/05

Colorado

39.

Thomas R. Gurkowski

$2,500

10,000

8/24/05

Washington State

40.

Vance Thornsberry

$5,000

20,000

8/24/05

Washington State

41.

Robert Dumont

$25,000

100,000

8/24/05

Idaho

Stock issued for cash (TOTALS)

$766,500

2,297,500

Stock was issued to the following individuals through mineral lease agreements for exploration properties in Nevada. The stock was issued in addition to cash compensation.

42.

J. David Miller

5,000

3/04/04

Nevada

14,000

5/11/05

43.

Howard Adams

5,000

3/04/04

Nevada

14,000

5/11/05

44.

Sedi-Met, Inc. (A.E. Saucier)

10,000

5/24/04

Nevada

45.

Western Goldfields, Inc.

50,000

9/01/05

an Idaho corporation with

corporate offices in Reno, Nevada

Stock issued for mineral properties:

   98,000*

* For shares issued in consideration for services, property of other assets, to David Miller, Howard Adams and Sedi-Met, the Company has attributed a cash value to it equal to a total of $16,500. For the shares issued to Western Goldfields for property, the Company has attributed a cash value of $20,000.

Stock Issued In Connection with the January 2004 Change in Control

The Company issued 600,000 shares of its common stock to the then new officers and directors, and a geological draftsman (Wayne Reich) at the time of the take-over of its new management team as listed immediately below. The shares were issued for property,  services or other assets provided after the change in control and were valued by the Company at $.24 per shares or $144,000.

46.

 Stephen Goss

150,000

01/15/04

Washington State

47.

Vance Thornberry

100,000

01/15/04

Washington State

48.

Jim Ebisch

100,000

01/15/04

Washington State

49.

Randy Anderson

100,000

01/15/04

Washington State

50.

Bill Hoyt

 50,000

01/15/04

Kansas

51.

Eric Klepfer

 50,000

01/15/04

Idaho

52.

Tom Gurkowski

 25,000

01/15/04

 Washington State

53.

Wayne Reich

 25,000

01/15/04

Washington State

________________________________________________________________________________

Each of the sales listed above was made for cash, property, other assets or services. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) and/or the applicable rules under Regulation D of the Securities Act of 1933. Each person to whom shares were granted was an accredited, sophisticated or otherwise suitable investor as required under relevant exemption relied upon. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Timberline's transfer records. Furthermore, said sales should not be integrated in reliance upon the safe harbor interpretation of Rule 152 under which it is the view of the staff of the U.S. Securities and Exchange Commission (“SEC”) that the filing of a registration statement following an offering otherwise exempt under Section 4(2) does not vitiate the exemption under that Section. Pennaluna & Co., a registered broker-dealer, effected some of the sales made for cash consideration listed above (i.e. a total of $579,000 of the cash sales) for which it was paid $57,900 in sales commissions. The remaining sales were made directly by the Company and no commissions were paid.

Registration Rights

We have no agreements to include any of the unregistered shares listed above in any future registration statement.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Amended and Restated Bylaws dated August 10, 2005 under Article 10, Section 10.1 provide for indemnification for certain individuals acting on behalf of the Company, including its Officers and Directors to the fullest extent permissible under the Idaho Business Corporations Act for liabilities incurred by reason of the fact that such person is or was acting in such capacity on behalf of the Company.

The Idaho Business Corporations Act, Sections 30-1-850 through 30-1-859, permits the Company to indemnify its Officers and Directors against liabilities they incur in such positions.  Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1)

Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a “Proceeding”) because he is a director against liability incurred in the proceeding if:

(a)

(i)

He conducted himself in good faith; and

(ii)

He reasonably believed:

(A) In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation; and

(B) In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

(iii)

In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(b)

He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

(2)

A Director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

(3)

The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(4)

Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

(a)

In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

(b)

In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

See our Articles of Incorporation and By-laws attached as exhibits to this Form 10-SB and incorporated in this document.

Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby should be on notice that they may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be conferred upon officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in then at and is, therefore, unenforceable.

Timberline does not have Officers’ and Directors’ liability insurance nor does it have any plans to obtain any.

PART F/S

TIMBERLINE RESOURCES CORPORATION

(An Exploration Stage Company)

FINANCIAL STATEMENTS

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

The Board of Directors
Timberline Resources Corporation
Spokane, WA

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We have audited the accompanying balance sheets of Timberline Resources Corporation (an exploration stage company and State of Idaho corporation formerly known as Silver Crystal Mines) as of September 30, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and for the period from January 15, 2004 (inception of exploration stage) to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting principles established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timberline Resources Corporation as of September 30, 2004 and 2003, and the results of its operations, stockholders' equity and cash flows for the years then ended, and for the period from January 15, 2004 (inception of exploration stage) to September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no revenues, limited resources and a large accumulated deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
January 25, 2005

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
BALANCE SHEETS
	June 30,
	2005	September 30,	September 30,
	(unaudited)	2004	2003
ASSETS
CURRENT ASSETS
Cash	$68,522	$111,155	$675
PROPERTY AND EQUIPMENT
Equipment, net of depreciation	490	586	-
TOTAL PROPERTY AND EQUIPMENT	490	586	-
TOTAL ASSETS	$69,012	$111,741	$675

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$46,123	$35,233	$-
Related party payables	3,601	8,677	-
Notes payable - related party	-	65,000	-
Accrued interest	-	1,922	-
TOTAL CURRENT LIABILITIES	49,724	110,832	-

COMMITMENTS AND CONTINGENCIES	-	-	-

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value; 10,000,000 shares
authorized, 0 issued and outstanding	-	-	-
Common stock, $0.001 par value; 100,000,000 shares
authorized, 6,866,125, 5,783,125 and 4,253,000 shares issued
and outstanding, respectively	6,866	5,783	4,253
Additional paid-in capital	2,826,347	2,428,598	2,011,680
Stock options and warrants	30,520	99,052	-
Accumulated deficit prior to exploration stage	(2,015,258)	(2,015,258)	(2,015,258)
Accumulated deficit during exploration stage	(829,187)	(517,266)	-
TOTAL STOCKHOLDERS' EQUITY	19,288	909	675
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	$69,012	$111,741	$675

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
						Period from
						January 15, 2004
						(Inception of
	Nine Months Ended					Exploration Stage)
	June 30,		Years Ended			to
	2005	2004	September 30,			June 30, 2005
	(unaudited)	(unaudited)	2004		2003	(unaudited)
REVENUES	$-	$-	$-		$-	$-
GENERAL AND ADMINISTRATIVE EXPENSES
Mineral exploration expenses	225,586	104,721	364,320		-	589,906
Other general and administrative expenses	172,857	58,907	151,024		1,505	323,881
TOTAL EXPENSES	398,443	163,628	515,344		1,505	913,787
OPERATING LOSS	(398,443)	(163,628)	(515,344)		(1,505)	(913,787)

OTHER INCOME (EXPENSE)
Lease income	87,269	-	-		-	87,269
Interest expense	(747)	(628)	(1,922)		-	(2,669)
TOTAL OTHER INCOME (EXPENSE)	86,522	(628)	(1,922)		-	84,600

LOSS BEFORE TAXES	(311,921)	(164,256)	(517,266)		(1,505)	(829,187)
INCOME TAX EXPENSE	-	-	-		-	-
NET LOSS	$(311,921)	$(164,256)	$(517,266)		$(1,505)	$(829,187)

NET LOSS PER COMMON SHARE,
BASIC AND DILUTED	$(0.05)	$(0.03)	$(0.11)	$	nil

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING,
BASIC AND DILUTED	6,151,833	5,048,958	4,842,292		4,253,000

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
					Accumulated	Deficit
					Deficit	Accumulated
			Additional	Stock Options	Prior to	During	Total
	Common Stock		Paid-in	and	Exploration	Exploration	Stockholders'
	Shares	Amount	Capital	Warrants	Stage	Stage	Equity
Balance, September 30, 2002	4,253,000	$4,253	$1,765,243	$-	$(2,013,753)	$-	$(244,257)

Forgiveness of shareholder debt
recorded as contribution of capital	-	-	246,437	-	-	-	246,437

Net loss for the year ended,
September 30, 2003	-	-	-	-	(1,505)	-	(1,505)
Balance, September 30, 2003	4,253,000	4,253	2,011,680	-	(2,015,258)	-	675

Fractional shares issued in stock split	17,625	17	(17)	-			-

Shares issued for services at
$0.24 per share	600,000	600	143,400	-	-	-	144,000

Sale of units in private placement at
$0.40 per unit	892,500	893	257,055	99,052	-	-	357,000

Shares issued for mineral lease agreements	20,000	20	16,480	-	-	-	16,500

Net loss for the year ended,
September 30, 2004	-	-	-	-	-	(517,266)	(517,266)
Balance, September 30, 2004	5,783,125	5,783	2,428,598	99,052	(2,015,258)	(517,266)	909

Warrants exercised, net of commissions of
$21,700	555,000	555	298,797	(99,052)	-	-	200,300

Common stock issued for mining property
leases	28,000	28	15,372	-	-	-	15,400

Common stock and warrants issued for
cash at $0.20 per share	500,000	500	83,580	15,920	-	-	100,000

Vested portion of stock options granted	-	-	-	14,600	-	-	14,600

Net loss for the nine months ended,
June 30, 2005 (unaudited)	-	-	-	-	-	(311,921)	(311,921)
Balance, June 30, 2005 (unaudited)	6,866,125	$6,866	$2,826,347	$30,520	$(2,015,258)	$(829,187)	$19,288

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
					Period from
					January 15, 2004
	Nine Months Ended				(Inception of
	June 30,		Years Ended		Exploration Stage) to
	2005	2004	September 30,		June 30, 2005
	(unaudited)	(unaudited)	2004	2003	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(311,921)	$(164,256)	$(517,266)	$(1,505)	$(829,187)
Adjustments to reconcile net loss to net cash
provided (used) by operating activities:
Depreciation	96	17	57	-	153
Common stock issued for services	-	144,000	144,000	-	144,000
Common stock issued for mineral agreements and leases	15,400	16,500	16,500	-	31,900
Stock options granted for consulting	14,600	-	-	-	14,600
Non-cash other income	(65,000)	-	-	-	(65,000)
Changes in assets and liabilities:
Increase in prepaids	-	(10,500)	-	-	-
Accounts payable	10,890	-	35,233	-	46,123
Related party payable	(5,076)	-	8,677	-	3,601
Accrued interest, notes payable	(1,922)	629	1,922	-	-
Net cash used by operating activities	(342,933)	(13,610)	(310,877)	(1,505)	(653,810)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of equipment	-	(643)	(643)	-	(643)
Net cash used by investing activities	-	(643)	(643)	-	(643)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from related party notes payable	-	65,000	65,000	1,700	65,000
Proceeds from sales of common stock	300,300	63,301	357,000	-	657,300
Net cash provided by financing activities	300,300	128,301	422,000	1,700	722,300
Net increase in cash and cash equivalents	(42,633)	114,048	110,480	195	67,847
Cash at beginning of period	111,155	675	675	480	675
Cash at end of period	$68,522	$114,723	$111,155	$675	$68,522
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income taxes paid	$-	$-	$-	$-	$-
Interest paid	$-	$-	$-	$-	$-
NON-CASH FINANCING AND INVESTING ACTIVITIES:
Common stock issued for services	$-	$144,000	$144,000	$-	$144,000
Forgiveness of shareholder debt receivable as contributed capital	$-	$-	$-	$246,437	$-
Common stock issued for mineral agreement	$15,400	$16,500	$16,500	$-	$31,900
Note payable paid by lease transfer	$65,000	$-	$-	$-	$65,000
Stock options issued for consulting	$14,600	$-	$-	$-	$14,600

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Timberline Resources Corporation (hereinafter “Timberline” or “the Company”) was incorporated in August of 1968 under the laws of the State of Idaho as Silver Crystal Mines, Inc., for the purpose of exploring for precious metal deposits and advancing them to production. Silver Crystal Mines operated and produced ore from the Silver Crystal (Ione) and Bear Top Mines in the Summit Mining District east of Murray, Idaho during the late 1960’s and into the 1980’s.  During the 1990’s, the Company entered a period of dormancy, which lasted until the change of control in January 2004.  Effective February 2004, the Company’s name was changed to Timberline Resources Corporation. The Company’s fiscal year-end is September 30.

On January 15, 2004, at the same time as the change in control, the Company entered a new exploration stage coinciding with the acquisitions of new mining properties.  Upon entering the new exploration stage, the Company did not continue owning or developing any properties it owned previously, nor has the Company re-acquired any previously owned properties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Interim Financial Statements

The interim financial statements for the periods ended June 30, 2005 and 2004 included herein have not been audited, at the request of the Company.  They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for the period.  All such adjustments are normal recurring adjustments.  The results of operations for the period presented is not necessarily indicative of the results to be expected for the full fiscal year.

Accounting Method

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.153, “Exchanges of Nonmonetary Assets – an Amendment of APB Opinion No. 29”, (hereinafter “SFAS No. 153”).  This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, “Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67” (hereinafter “SFAS No. 152”), which amends FASB Statement No. 66, “Accounting for Sales of Real Estate”, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions”(hereinafter “SOP 04-2”).  This statement also amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.  This statement is effective for financial statements for fiscal years beginning after June 15, 2005.  Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs— an amendment of ARB No. 43, Chapter 4” (hereinafter “SFAS No. 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges and by  requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations.

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (hereinafter “SFAS No. 123 (R)”). This statement replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123 (R) establishes standards for the accounting for share-based payment transactions in which an entity exchanges its equity instruments for goods or services.  It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

instruments or that may be settled by the issuance of those equity instruments. This statement covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based award, share appreciation rights and employee share purchase plans. SFAS No. 123 (R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grand date ( with limited exceptions). That cost will be recognized in the entity’s financial statements over the period during which the employee is required to provide services in exchange for the award. Management has not currently evaluated the impact of adoption on its overall results of operations or financial position.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (hereinafter “SFAS No. 150”). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has determined that there was no impact to its financial statements from the adoption of this statement.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Derivative Instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (hereinafter “SFAS No. 133”), “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB No. 133”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, the last of which is effective June 30, 2003. These statements establish and clarify accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2005 and September 30, 2004 and 2003, the Company had not engaged in any transactions that would be considered derivative instruments or hedging activities.

Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Exploration Stage

The Company has been in the exploration stage since January 2004. At that time, the Company effected a control change as well as acquired or began the process of acquiring new mining properties.  The Company is not continuing to develop any of its previously owned properties, nor is it re-acquiring any properties that it owned in the years prior to the control change.  The Company has realized limited revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of natural resource properties. Upon establishing the existence of proven reserves in one of its properties, the Company plans to actively prepare the site for extraction and enter a development stage.

Fair Value of Financial Instruments

The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash and related party payables and loans payable.  All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2005 and September 30, 2004 and 2003.

Going Concern

As shown in the accompanying financial statements, the Company has limited revenues, has an accumulated deficit prior to the exploration stage of $2,015,258 and a deficit accumulated during the exploration stage of $829,187.  These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  Management plans to seek additional funding by means of a private placement of the Company’s stock to carry out exploration and development of its mineral properties acquired.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

Basic and Diluted Net Loss Per Share

Net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.  Basic and diluted net loss per share were the same at June 30, 2005 and 2004 and at September 30, 2004 and 3003, as the Company has no stock equivalents outstanding.

Mineral Exploration and Development Costs

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized if there is an appropriate supporting reserve study. If no minable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures to develop new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on a units of production basis over proven and probable reserves.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (hereinafter “SFAS No. 109”). Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management does not believe the Company has met the “more likely than not” standard imposed by SFAS No. 109 to allow recognition of such an asset.

At June 30, 2005 and September 30, 2004 and 2003, the Company had a net deferred tax asset calculated at an expected rate of 34% of approximately $966,000, $860,000, and $685,000, respectively, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at June 30, 2005 and September 30, 2004 and 2003.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

	June 30, 2005	September 30, 2004	September 30, 2003

Net operating loss carryforwards	$2,842,000	$2,532,000	$2,015,000

Deferred tax asset	$966,000	$860,000	$685,000
Deferred tax asset valuation allowance	$(966,000)	$(860,000)	$(685,000)

At June 30, 2005, the Company has a net operating loss carryforward of approximately $ 2,842,000, which will expire in the years 2005 through 2025.

The Tax Reform Act of 1986 substantially changed the rules relative to the use of net operating loss and general business credit carryforwards in the event of an “ownership change” of a corporation.  Due to the change in ownership during January 2004, the Company is restricted in the future use of net operating loss and tax credit carryforwards generated before the ownership change. As of June 30, 2005, this limitation is applicable to accumulated net operating losses of approximately $2,000,000, which were incurred prior to the change of ownership and would substantially limit the use of the Company’s respective, existing losses.  The change in the allowance account from September 30, 2004 to June 30, 2005 was $106,000.

The above estimates are based upon management’s decisions concerning certain elections which could change the relationship between net income and taxable income. Management decisions are made annually and could cause the estimates to vary significantly.

Property and Equipment

Property and equipment are stated at cost.  Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which is approximately five years.  See Note 4.

Revenue Recognition Policy

The Company will recognize revenue from sales when there is persuasive evidence that an arrangement exists, services have been rendered, the seller’s price to the buyer is determinable, and collectibility is reasonably assured.

Accounting for Stock Options and Warrants Granted to Employees and Nonemployees

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, defines a fair value-based method of accounting for stock options and other equity instruments.  The Company has adopted this method, which measures compensation costs based on the estimated fair value of the award and recognizes that cost over the service period.  See Note 8.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

NOTE 3 – MINERAL PROPERTY INTERESTS

On November 26, 2004, the Company signed a twenty year lease with Sterling Mining Company (as lessee) on four groups of unpatented lode mining claims (88 individual claims) located in Lincoln and Sanders County, Montana. The Company was paid cash of $19,600 and Sterling Mining Corporation forgave loans totaling $65,000 and interest of $2,669 for the lease of the property. The mineral lease agreement calls for Sterling to make annual lease payments of $5,000 per claim group retained in the agreement, beginning on June 1, 2007, and to pay a one percent (1%) net smelter return royalty on any production from the claims that are subject to the agreement.  Income from this transaction is included on the financial statements as “lease income”.

On December 1, 2004, the Company signed an earn-in agreement with Hecla Mining Company for the acquisition of patented mineral rights held by Hecla and 38 unpatented lode mining claims staked by the Company near the Snowstorm Mine, in Shoshone County, Idaho. The agreement calls for the Company to make exploration expenditures of $250,000 prior to April 30, 2007.  After the Company has fulfilled its exploration requirement, it will submit a Phase 2 exploration program and budget to Hecla.  If Hecla elects to participate in further exploration, the companies will form a joint venture, and Hecla will pay 51% of the subsequent program expenditures, with the Company funding the remaining 49%. If Hecla elects to withdraw from the venture after the Company’s initial exploration expenditure is complete, Hecla will retain a four percent (4%) net smelter return royalty on any mineral production from the area of interest.

On April 15, 2005, the Company’s mineral lease agreement with Sedi-Met, Inc., for unpatented mining claims located near the Olympic Mine in Mineral County, Nevada, was amended to reflect additional claims that had been added, and a modification of the area of interest.  The amendment allowed the Sedi-Met property to be unitized with another group of claims (the Sun claims) located in the southern portion of the property. The Sun group is held by a different owner (Howard Adams and David Miller).  Unpatented claims now subject to the Sedi-Met agreement total 112. Other terms of the amended agreement call for an annual payment of $20,000 on March 10, 2005 (which has been made) and annual payments escalating to $40,000 by March 10, 2009. The agreement calls for a three percent (3%) net smelter return royalty.  One percent (1%) of the royalty can be purchased for $500,000 prior to October 9, 2007. A work commitment of $50,000, including five reverse circulation drill holes, must be performed prior to March 9, 2006 under the agreement.

On April 14, 2005, the Company amended the mineral lease agreement for the Sun, HD, ACE, and PAC unpatented mining claims, located in Nye and Mineral County, Nevada to segregate the Sun group of unpatented claims into a separate agreement, and to modify the area of interest of the Sun group to be compatible with the area of interest of the Sedi-Met, Inc. agreement described above.  The original payment under the agreement was made on April 28, 2004 and consisted of $10,000 plus 10,000 shares of the Company’s stock. Terms of the amended agreement for the Sun claims include annual payments of

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

$10,000, the first of which was made on March 30, 2005. Work commitments are $50,000 annually, and payment in cash may be made in lieu of the work expenditures. A three percent (3%) net smelter return royalty will be paid on any production from the claims. The royalty can be reduced by one percent (1%) for work expenditures of $150,000 prior to October 1, 2006, and an additional one percent (1%) by a cash payment of $150,000.  The Sun claim group now totals 47 unpatented lode mining claims.

On April 14, 2005, the Company amended the mineral lease agreement for the HD, ACE and PAC unpatented lode mining claims. The original agreement, as described above, was executed on April 18, 2004. The amended agreement reflected the addition of claims to the ACE and PAC claim groups. There are 65 total claims now subject to the amended agreement.  The initial payment under the original agreement was $12,000, plus 10,000 shares of the Company’s common stock. The consideration paid under the amended agreement on April 14, 2005 was $10,000 plus 20,000 shares of the Company’s common stock.  (See Note 7.)  Other terms of the amended agreement include annual payments escalating to $25,000 by March 30, 2008. A three percent (3%) net smelter return royalty will be paid on any production from the claims. The royalty can be reduced by one percent (1%) by a cash payment of $150,000. Work commitments are $30,000 annually, and payment in lieu of work expenditures can be made. The claim groups covered by the amended agreement now total 65 unpatented lode mining claims.

On April 14, 2005, the Company entered into a mineral lease agreement for the Downeyville, Nevada property (the DOW unpatented lode mining claims). The mineral lease agreement covers 22 unpatented claims located in Nye County, Nevada. Terms of the agreement call for an initial payment of $12,000 plus 8,000 shares of the Company’s common stock (which payment has been made).  (See Note 7).  Annual payments are $10,000 beginning in 2006. A three percent (3%) net smelter return royalty will be paid on any production from the claims. The royalty can be reduced by one percent (1%) for work expenditures of $150,000 prior to October 1, 2008, and an additional one percent (1%) by a cash payment of $150,000. Work commitments are $20,000 the first year and $50,000 annually thereafter, and payment in lieu of work expenditures can be made.

On September 2, 2004, the Company signed a letter of intent (“LOI”) with Renegade Exploration, Inc. for 9 unpatented lode mining claims near the Sanger Mine, in Esmeralda County, Nevada.  The Company reimbursed Renegade for the recording and filing fees on these claims.  The LOI contemplated an initial payment for the claims, and preparation of a formal mineral lease agreement, once other adjacent property was acquired.  Thus far, the Company has been unsuccessful in acquiring the adjacent property, and the conditions of the LOI have not been fulfilled.  It is the intention of the Company and Renegade Exploration, Inc. to amend the LOI, such that the Company will continue to pay the claim maintenance fees on the 9 unpatented claims, until such time as the adjacent property is acquired, when the LOI will be converted to a formal mineral lease agreement.  Subsequent to the date of the financial statements, the Company amended this letter of intent, extending it for one year.  See Note 10.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

On March 29, 2005, the Company signed a letter of intent (LOI) with Western Goldfields, Inc., for the acquisition of an interest in 16 unpatented lode mining claims owned by Western Goldfields, lying adjacent to the Company’s Snowstorm property.  The proposed mineral lease agreement calls for an initial payment of $2,000, plus the issuance of 50,000 shares of Timberline common stock.  Additional issuances of stock will be made from 2006 to 2008 (75,000 shares in 2006, 100,000 shares in 2007, and 150,000 shares in 2008) if the Agreement remains in effect.  A royalty of two percent (2%) of the net smelter returns will be paid to Western Goldfields from any production from the claims.

The proposed agreement also calls for the Company to grant options to Western Goldfields to purchase up to 250,000 common shares of the Company’s stock, at a price of $0.65 per share, from April 1, 2006 to April 1, 2008. The formal agreement has not been signed as of June 30, 2005, and no stock or options have been issued or granted to Western Goldfields.  Subsequent to the date of the financial statements, the Company and Western Goldfields signed the mineral lease agreement.  See Note 10.

On May 23, 2005, the Company signed a mineral lease agreement with Snowshoe Mining Company for a group of patented mining claims covering 76 acres, adjacent to the Company’s Snowstorm property. The agreement calls for an initial payment of $8,000, which has been made. Annual payments increase to $15,000 by May 1, 2009, and remain at that level thereafter. The Company will pay a three percent (3%) net smelter return royalty on any production from the Snowshoe property, and will perform a minimum of $10,000 worth of exploration work annually on or for the benefit of the Snowshoe property.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost.  Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The following is a summary of property, equipment, and accumulated depreciation:

	June 30, 2005	September 30, 2004
Equipment	$ 643	$ 643
Less accumulated depreciation	(153)	(57)
	$ 490	$ 586

Depreciation expense for the nine months ending June 30, 2005 was $96 and for the year ended September 30, 2004 was $57.  Maintenance and repairs are expensed as incurred.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has entered into seven related party contracts with consultants for professional services, to be paid at customary hourly or daily rates, plus expenses.  At June 30, 2005, $3,601 was accrued to be paid to some of these related parties and is included on the financial statements under “accounts payable – related parties”.

During the year ended September 30, 2004, the Company received unsecured, short-term loans of $65,000 from Sterling Mining Company (“Sterling”), a related party shareholder.  Interest of 12% per annum is being accrued on $40,000 of the loans with the remaining $25,000 bearing no interest.  On November 26, 2004, the Company entered into an agreement with Sterling to lease 4 groups of unpatented mining claims for cash of $19,600 and in exchange for payment of the loan principal and accrued interest of $2,669.  See Note 3.

During the year ended September 30, 2004, officers and shareholders of the Company paid expenses on behalf of the Company totaling $8,677 which are on the balance sheet as related party payables.

On May 5, 2004, the Company’s compensation committee elected to pay the Company’s chief executive officer compensation of $40 per hour as a consulting fee with a limitation of 1,000 hours per year. The committee also voted to pay a consulting fee of $5,000 for services rendered.

During the year ended September 30, 2004, the Company issued common stock to related parties. See Note 7.

Prior to the year ended September 30, 2002, an officer and shareholder loaned the Company funds to pay for expenses. This loan was a non-interest bearing demand note. In the year ended September 30, 2003, the loan was forgiven by the shareholder and forgiveness of debt was recognized as contributed capital in the amount of $246,437.

NOTE 6 – PREFERRED STOCK

In January 2004, the Company authorized 10,000,000 shares of preferred stock, with a par value of $0.01 per share.  As of June 30, 2005 and 2004, and September 30, 2004 and 2003, there were no preferred shares issued or outstanding.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

NOTE 7 – COMMON STOCK

Reverse Stock Split

In January 2004, the Company’s board of directors and executive officers resigned their positions and new directors and officers were subsequently elected.  This resulted in a control change within the Company.  The new board voted to effect a one for four reverse stock split and to subsequently increase the Company’s authorized common stock to a maximum of 100,000,000 shares with a par value of $0.001. After the reverse split, the Company had 4,253,000 shares of common stock outstanding. The accompanying financial statements have had all references to outstanding shares restated for this reverse stock split.

During the year ended September 30, 2004, the Company issued 600,000 shares of common stock to eight officers, directors, and consultants for the various services provided to the Company after the control change.  These shares were valued at $0.24 per share, which was determined to be the fair market value of the shares after the split. The Company also issued 20,000 shares of common stock for mineral lease agreements valued at $16,500. See Note 3.

Private Placement

On March 24, 2004, the Company commenced a private placement offering of 1,500,000 “units” at the price of $0.40 per unit.  Each unit offered consisted of one share of Company common stock and one one-year warrant entitling the warrant holder to purchase another share of Company common stock at $0.80 per share. During the year ended September 30, 2004, the Company sold 892,500 “units” for $357,000.  In January 2005, the Company reduced the price of the warrant to $0.40 for a period of 30 days.  A total of 555,000 shares were sold during the warrant re-pricing, for gross proceeds of $222,000 less commissions of $21,700.  The remaining warrants expired on May 31, 2005.

Other Common Stock Issuances

On June 7, 2005, the Company sold 500,000 shares of common stock with a warrant attached to purchase an additional 500,000 shares, to a single investor in a non-brokered private placement. The Company realized net proceeds of $100,000 from this transaction. The warrants are effective through June 7, 2007, and allow for the purchase of up to 500,000 additional shares at a price of $0.40 per share.

Also during the 6 months ended June 30, 2005, the Company issued 28,000 shares of common stock for the acquisition of several mining properties at a price of $0.55 per share or $15,400.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

NOTE 8 – STOCK OPTIONS AND WARRANTS

In February 2004, the Company’s board adopted the 2004 Non-Qualified Stock Grant and Option Plan in order to provide incentives to directors, employees and others rendering services to the Company.  No options have been granted under this plan.

On February 6, 2005, the Company’s board of directors approved the 2005 Stock Incentive Plan. The Plan authorizes the granting of up to 750,000 non-qualified stock options to officers, directors and consultants. As of June 30, 2005, 412,500 options have been granted to ten individuals at $0.56 per share, with options vesting incrementally through December 31, 2005, and expiring in 5 years.  During the nine months ended June 30, 2005, 110,000 options have vested.

The fair value of each option granted is estimated on the grant date using the Black-Scholes Option Price Calculation.  The following assumptions were made in estimating fair value: risk-free interest rate of 5%; volatility of 18.3%; expected life of 5 years.

There is no express termination date for the options, although the Board may vote to terminate the Plan.  The exercise price of the options will be determined at the date of grant.  The following is a summary of the Company's options issued under the non-qualified 2005 Stock Incentive Plan:

	Shares	Weighted Average Exercise Price

Outstanding at October 1, 2004	-	$-
Granted	412,000	0.56
Expired	-	-
Outstanding at June 30, 2005	412,000	$0.56

Exercisable at June 30, 2005	110,000	$0.56

Weighted average fair value of options granted during the period ended June 30, 2005		$0.14

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company has in past years been engaged in mining in northern Idaho, which is currently the site of a federal Superfund cleanup project. Although the Company is no longer involved in mining in this or other areas at present, the possibility exists that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise. At the date of this report, the Company is not aware of any environmental issues or litigation relating to any of its current or former properties.

NOTE 10 – SUBSEQUENT EVENTS

Board of Directors

On July 14, 2005, the board of directors accepted the resignation of Mr. Bill Hoyt as a director, and elected Mr. J. Christopher Mitchell to the board.   Subsequent to July 14, Mr. Mitchell informed the Company that he was unable to accept the director position.

On August 10, 2005, Mr. John Swallow was elected to the board of directors and named chairman of the board.

Mineral Property Interests

On August 21, 2005, an amended letter of intent was signed with Renegade Exploration, Inc. for 9 unpatented lode mining claims situated adjacent to the Sanger Mine, in Esmeralda County, Nevada.  The amended letter of intent (LOI) has a term of one year, or until it is replaced with a formal mineral lease agreement.  The  LOI calls for Timberline to make the annual claim maintenance payments on the 9 claims with the Bureau of Land Management.  An initial payment of $1,000 was made by Timberline to Renegade, on execution of the amended LOI.  Other terms specified in the LOI, to be included in the formal agreement, call for annual payments beginning at $5,000 annually and escalating after four years to $25,000 annually.  The LOI specifies that a one per cent (1%) Net smelter return royalty will be paid on any production from the claims; this royalty can be purchased for a cash payment of five hundred thousand dollars ($500,000).  The LOI also calls for the issuance of 10,000 shares of Timberline common stock on execution of the formal agreement, and an additional 10,000 shares on the first anniversary of the formal agreement. See Note 3.

On September 1, 2005 the formal mineral lease agreement was signed with Western Goldfields, Inc., for property within the Snowstorm Project area of interest.  The mineral lease agreement replaces the letter of intent (described in Note 3 – Mineral Property Interests). The mineral lease agreement incorporates all of the terms of the letter of intent, with the exception of the initial payment, which was increased from

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

$2,000 to $4,000, to reimburse Western Goldfields for the 2005 Bureau of Land Management maintenance filing fees.  In conjunction with the signing of the lease, the Company made the initial payment and issued 50,000 shares of common stock as per the agreement.

On September 9, 2005, the Company signed a contract for core drilling at the Snowstorm Project during September and October, 2005.

Related Party Loans

On August 24, 2005, the Company entered into a loan agreement with Swallow Family, LLC, an entity owned by Mr. John Swallow, the Company’s chairman of the board, for the LLC to loan the Company $125,000, repayable at 10% interest on an interest only basis.  Monthly payments are $1,041.67, beginning on September 1, 2005.  The term of the loan is from September 1, 2005 to September 1, 2008.  The loan is convertible to shares of the Company’s stock, at a price of $0.25 per share or the market price of the stock when the loan is repaid, whichever is less.  The loan is expected to be used to finance an exploration drilling program at the Snowstorm Project.

Sale of Common Stock

On August 23, 2005, the board of directors authorized the sale of up to 500,000 shares of the Company’s common stock, at a price of $0.25 per share.  The stock sale would be restricted to accredited investors only.  On August 24, 2005, the Company sold 350,000 shares of restricted stock to three accredited investors and three directors or officers of the Company.  The offering raised net proceeds of $87,500.  The proceeds is expected to be used to finance exploration drilling at the Snowstorm Project.

PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit No.

Description of Document

3.1

Certificate of Incorporation of the Registrant

3.2

Articles of Amendment to the Certificate of  Incorporation of the Registrant

3.3

Amended and Restated By-Laws of the Registrant

4.1

Specimen of the Common Stock Certificate

10.1

Miller-Adams Agreement/Mineral Lease for ‘Sun’ Property, Nevada

10.2

Miller-Adams Agreement//Mineral Lease for HD, ACE, PAC claims, Nevada

10.3

Miller-Adams Agreement//Mineral Lease for DOW claims, Nevada

10.4

Sedi-Met, Inc. Agreement//Mineral Lease for Olympic Mine, Nevada

10.5

Assignment of State Lease//State Lease for Spencer property, Idaho

10.6

Sterling Mining Co. Lease//Mineral Lease with Sterling Mining, for four claim groups in western Montana

10.7

Hecla Agreement//Joint Venture Agreement for Snowstorm, Idaho

10.8

Snowshoe Mining Co. Lease//Mineral Lease Property at Snowstorm, Idaho

10.9

Western Goldfields, Inc. Lease//Mineral Lease with Western Goldfields, Inc.//Claim at the Snowstorm Project, Idaho

10.10

Renegade Exploration Letter of Intent// Proposal for agreement at Sanger, Nevada

10.11

S. Goss Agreement// Consulting Agreement

10.12

P. Dircksen Agreement//Current Consulting Agreement

10.13

2005 Equity Incentive Plan approved at the September 23, 2005 Annual Meeting of Shareholders

23.1

Consent of Williams & Webster, P.S. (Certified Public Accountants & Business Consultants)

Item 2.  Description of Exhibits

Included in Item 1, immediately above.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934 the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

/s/  Stephen Goss

__________________________________________

Stephen Goss

 (President, Principal Operating Officer and Director)

Date:  September 29, 2005